PEMBINA PIPELINE CORPORATION

ANNUAL INFORMATION FORM

For the Year Ended December 31, 2012

March 1, 2013

Table of Contents

Page

GLOSSARY OF TERMS	- 1 -

NOTICE TO READER	- 7 -

ABBREVIATIONS AND CONVERSIONS	- 7 -

NON–GAAP MEASURES	- 8 -

FORWARD–LOOKING STATEMENTS AND INFORMATION	- 9 -

CORPORATE STRUCTURE	- 13 -

Name, Address and Formation	- 13 -
Corporate Conversion	- 13 -
Provident Acquisition	- 13 -
Pembina's Subsidiaries	- 14 -
Amended Articles	- 14 -

GENERAL DEVELOPMENTS OF PEMBINA	- 15 -

Developments in 2010 and 2011	- 15 -
Developments in 2012	- 16 -
2013 Year to Date Developments	- 18 -

DESCRIPTION OF PEMBINA'S BUSINESS AND OPERATIONS	- 19 -

Pembina's Business Objective and Strategy	- 19 -
Overview of Pembina's Business	- 19 -
Operations Overview	- 20 -
Conventional Pipelines Business	- 22 -
Oil Sands & Heavy Oil Business	- 23 -
Gas Services Business	- 24 -
Midstream Business	- 26 -

OTHER INFORMATION RELATING TO PEMBINA'S BUSINESS	- 28 -

Information and Communication Systems	- 28 -
Integrity Management	- 28 -
Environmental Matters	- 30 -
Environmental Incidents	- 30 -
Provisions	- 30 -
Derivative Financial Instruments	- 31 -
Pipeline Rights–of–Way and Land Tenure	- 31 -
Indemnification and Insurance	- 31 -
Employees	- 32 -
Corporate Social Responsibility	- 32 -
Corporate Governance	- 34 -

WESTERN CANADIAN OIL AND GAS INDUSTRY	- 34 -

General	- 34 -
Canadian Crude and Heavy Oil Overview	- 34 -
NGL Overview	- 36 -
Midstream Services for Crude Oil, SCO & NGL	- 38 -

DESCRIPTION OF THE CAPITAL STRUCTURE OF THE CORPORATION	- 38 -

Common Shares	- 38 -

Table of Contents

(continued)

Page

Internal Preferred Shares	- 39 -
Premium Dividend™ and Dividend Reinvestment Plan	- 39 -
Convertible Debentures	- 39 -
Credit Facilities	- 40 -
Medium Term Notes	- 41 -
Other Debt	- 42 -
Credit Ratings	- 42 -

RISK FACTORS	- 43 -

Risks Inherent in Pembina's Business	- 43 -
Risk Factors Relating to the Structure of the Corporation and the Common Shares	- 49 -
General Risk Factors	- 50 -

DIVIDENDS AND DISTRIBUTIONS	- 53 -

Cash Distributions	- 53 -
Cash Dividends	- 54 -

MARKET FOR SECURITIES	- 55 -

DIRECTORS AND OFFICERS	- 57 -

Directors of the Corporation	- 57 -
Executive Officers of the Corporation	- 59 -
Conflict of Interest	- 60 -

AUDIT COMMITTEE INFORMATION	- 60 -

The Audit Committee's Charter	- 60 -
Composition of the Audit Committee and Relevant Education and Experience	- 60 -
Pre-Approval Policies and Procedures for Audit and Non-Audit Services	- 61 -
External Auditor Service Fees	- 62 -

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	- 62 -

MATERIAL CONTRACTS	- 62 -

LEGAL PROCEEDINGS	- 63 -

REGISTRAR AND TRANSFER AGENT	- 63 -

INTERESTS OF EXPERTS	- 63 -

ADDITIONAL INFORMATION	- 63 -

APPENDIX "A"	1

AUDIT COMMITTEE CHARTER	1

-ii-

GLOSSARY OF TERMS

Terms used in this Annual Information Form and not otherwise defined have the meanings set forth below:

"2010 Base Shelf Prospectus" means the final short form base shelf prospectus filed with the securities commissions or similar regulatory authorities in each of the provinces of Canada on November 12, 2010 allowing the Corporation to offer and issue, from time to time: (i) Common Shares; (ii) any bonds, debentures, notes or other evidences of indebtedness of any kind, nature or description of the Corporation ("Debt Securities"); (iii) warrants to purchase Common Shares and warrants to purchase Debt Securities; and (iv) subscription receipts of the Corporation (together with the foregoing, collectively, the "Securities") of up to $1,000,000,000 aggregate initial offering price of Securities (or the equivalent thereof in one or more foreign currencies or composite currencies, including United States dollars) during the 25 month period that the 2010 Base Shelf Prospectus was valid.

"2010 Convertible Debentures" means the 7.35 percent convertible unsecured subordinated debentures of Pembina issued June 11, 2003 which were traded on the TSX under the symbol "PPL.DB.B" and matured on December 31, 2010;

"2013 Base Shelf Prospectus" means the final short form base shelf prospectus filed with the securities commissions or similar regulatory authorities in each of the provinces of Canada on February 22, 2013 allowing the Corporation to offer and issue, from time to time: (i) Common Shares; (ii) preferred shares; (iii) any bonds, debentures, notes or other evidences of indebtedness of any kind, nature or description of the Corporation ("Debt Securities"); (iv) warrants to purchase Common Shares and warrants to purchase Debt Securities; and (v) subscription receipts of the Corporation (together with the foregoing, collectively, the "Securities") of up to $3,000,000,000 aggregate initial offering price of Securities (or the equivalent thereof in one or more foreign currencies or composite currencies, including United States dollars) during the 25 month period that the 2013 Base Shelf Prospectus is valid.

"ABCA" means the Business Corporations Act (Alberta), R.S.A. 2000, c. B-9, as amended from time to time, including the regulations promulgated thereunder;

"Alberta Pipelines" means those pipelines servicing the conventional oil and NGL production in Alberta including the Peace Pipeline, the Northern Pipeline, the Drayton Valley Pipeline, the Swan Hills Pipeline, the Brazeau/Caroline Pipeline, the Bonnie Glen Pipeline and the Wabasca Pipeline;

"AOSPL" means Alberta Oil Sands Pipeline Ltd.;

"B.C. Pipelines" means, collectively, the NEBC Pipeline and the Western Pipeline;

"BCUC" means the British Columbia Utilities Commission;

"Board" or "Board of Directors" means the board of directors of the Corporation from time to time;

"Bonnie Glen Pipeline" means the pipeline system and related facilities delivering crude oil and condensate from central Alberta to Edmonton, Alberta;

"Brazeau/Caroline Pipeline" means the pipeline system and related facilities delivering NGL from natural gas processing plants southwest of Edmonton, Alberta and from Caroline, Alberta to the Bonnie Glen Pipeline or to Fort Saskatchewan, Alberta;

"Cenovus" means Cenovus Energy Inc.;

"Cheecham Lateral" means the lateral pipeline and related facilities delivering SCO from an existing pump station on the Syncrude Pipeline to a terminalling facility located near Cheecham, Alberta;

"CNRL" means Canadian Natural Resources Limited;

"Common Shares" means the common shares in the capital of the Corporation;

"condensate" means a mixture consisting primarily of pentanes and heavier hydrocarbon liquids;

"Convertible Debentures" means, collectively, the Series C Convertible Debentures, the Series E Convertible Debentures and the Series F Convertible Debentures;

"Corporate Conversion" means the plan of arrangement, under the provisions of section 193 of the ABCA, involving the Fund, the Corporation and the holders of Trust Units, pursuant to which the business of the Fund was reorganized into the Corporation effective October 1, 2010. See "Corporate Structure – Corporate Conversion";

"Corporation" or "Pembina" means Pembina Pipeline Corporation, an ABCA corporation and, unless the context otherwise requires, includes its consolidated subsidiaries;

"Cutbank Complex" means PGS Limited Partnership's interest in the interconnected sweet gas processing facilities comprising the Cutbank Gas Plant, the Musreau Gas Plant, the Musreau Deep Cut Facility and the Kakwa Gas Plant and the associated pipelines and compressors and the agreements related thereto;

"Cutbank Gas Plant" means the facility owned 100 percent by PGS Limited Partnership located at 07-16-062-08 W6M;

"Declaration of Trust" means the declaration of trust dated September 4, 1997, as amended and restated April 30, 1999 and as further amended and restated October 1, 2010, pursuant to which the Fund was created;

"Dow Canada" means Dow Chemical Canada Inc.;

"Drayton Valley Pipeline" means the pipeline system and related facilities delivering crude oil and condensate production to Edmonton, Alberta from the area southwest of Edmonton, Alberta;

"DRIP" means Pembina's Premium DividendTM and Dividend Reinvestment Plan which is comprised of the Fund DRIP and all associated agreements, which were assumed and amended and restated by the Corporation upon the completion of the Corporate Conversion effective October 1, 2010;

"Encana" means Encana Corporation;

"ERCB" means the Energy Resources Conservation Board of the Government of Alberta;

"Form 40-F" means the Corporation's annual report on Form 40-F for the fiscal year ended December 31, 2012 filed with the SEC;

"Fund" means Pembina Pipeline Income Fund, an unincorporated open-ended single purpose trust established under the laws of Alberta pursuant to the Declaration of Trust and dissolved pursuant to the Corporate Conversion on October 1, 2010;

"Fund DRIP" means the Premium DistributionTM, Distribution Reinvestment and Optional Unit Purchase Plan of the Fund;

"Horizon Pipeline" means the pipeline system and related facilities designed to deliver SCO from the Horizon Project into the Edmonton, Alberta area, which was completed in 2008. See "Description of Pembina's Business and Operations – Oil Sands & Heavy Business";

"Horizon Project" means CNRL's Horizon Oil Sands Project located approximately 70 kilometres north of Fort McMurray, Alberta;

"Internal Preferred Shares" has the meaning ascribed thereto under "Description of the Capital Structure of the Corporation – Internal Preferred Shares";

"Kakwa Gas Plant" means the facility jointly owned by Encana and PGS Limited Partnership, each as to an undivided 50 percent interest, located at 01-35-060-05 W6M;

"Medium Term Note Indenture" means the indenture dated March 29, 2011 between the Corporation, Pouce Coupé Pipe Line Ltd., Plateau Pipe Line Ltd., Alberta Oil Sands Pipeline Ltd., Pembina Pipeline (an Alberta partnership), Pembina North Limited Partnership, Pembina West Limited Partnership, Pembina Oil Sands Pipeline L.P., Pembina Marketing Ltd., Pembina Midstream Limited Partnership, Pembina Gas Services Ltd., Pembina Gas Services Limited Partnership and Computershare Trust Company of Canada, as supplemented by the first supplemental note indenture dated April 2, 2012 between the Corporation, Pembina NGL Corporation, 1598313 Alberta Ltd., Provident Infrastructure and Logistics LP, Provident Midstream Holdings GP ULC, Provident Midstream Inc., Provident GP Inc., Provident Facilities (NGL) Ltd., Provident Facilities (NGL) L.P., 1195714 Alberta Ltd., 1444767 Alberta Ltd., Provident Energy Pipeline Inc., Empress NGL Partnership, Kinetic Resources (LPG), Pro Holding Company, Provident Midstream (USA) Inc., Pro US LLC, Pro Midstream Company, Kinetic Resources (U.S.A.), Pro GP Corp., Pro LP Corp., Terraquest, Inc. and Computershare Trust Company of Canada, providing for the issuance of the Medium Term Notes;

"Medium Term Notes" means, collectively, the Medium Term Notes, Series 1 and the Medium Term Notes, Series 2;

"Medium Term Notes, Series 1" means the $250 million aggregate principal amount of medium term notes of the Corporation issued March 29, 2011 and mature on March 29, 2021 and which bear interest at a fixed rate of 4.89 percent per annum. See "Description of the Capital Structure of the Corporation – Medium Term Notes";

"Medium Term Notes, Series 2" means the $450 million aggregate principal amount of medium term notes of the Corporation issued October 22, 2012 and mature on October 24, 2022 and which bear interest at a fixed rate of 3.77 percent per annum. See "Description of the Capital Structure of the Corporation – Medium Term Notes";

"Mitsue Pipeline" means the pipeline system and related facilities that Pembina has constructed pursuant to the Mitsue TSAs and which consists of a combination of newly constructed and existing six inch and eight inch diameter pipeline and related facilities with a current design capacity up to 22,000 bpd, and a potential expansion capacity of up to 45,000 bpd (subject to confirmed customer support and regulatory approval for such expansion), of condensate transportation service for product received at Whitecourt, Alberta and delivered to Utikuma, Alberta for use as a diluent for heavy oil. See "General Developments of Pembina – Developments in 2010 and 2011";

"Mitsue TSAs" means the transportation service agreements entered into among Pembina, Pembina Pipeline, Cenovus (formerly Encana), CNRL and Pembina Midstream Limited Partnership in respect of the Mitsue Pipeline. See "General Developments of Pembina – Developments in 2010 and 2011";

"Musreau Deep Cut Facility" has the meaning ascribed thereto under "General Developments of Pembina – Developments in 2010 and 2011";

"Musreau Gas Plant" means the Musreau A and Musreau C trains, owned 100percent by PGS Limited Partnership, and the Musreau B train, jointly owned by ConocoPhillips Canada (BRC) Partnership and PGS Limited Partnership, each as to an undivided 50 percent interest, located at 04-25-062-06 W6M;

"NEB" means the National Energy Board;

"NEBC Pipeline" means the pipeline system and related facilities delivering crude oil and condensate from northeastern British Columbia and northwestern Alberta to Taylor, British Columbia;

"Nipisi Pipeline" means the pipeline system and related facilities that Pembina has constructed pursuant to the Nipisi TSAs and which consists of a combination of newly constructed and existing 16 inch, 20 inch and 24 inch diameter pipeline and related facilities with a current design capacity of 100,000 bpd, and a potential expansion capacity of up to 200,000 bpd (subject to confirmed customer support and regulatory approval for such expansion), of blended heavy oil transportation service for product received at Utikuma, Alberta and delivered to Edmonton, Alberta. See "General Developments of Pembina – Developments in 2010 and 2011";

"Nipisi TSAs" means the transportation service agreements entered into among Pembina, POSP Limited Partnership, Cenovus (formerly Encana), CNRL and Pembina Midstream Limited Partnership in respect of the Nipisi Pipeline. See "General Developments of Pembina – Developments in 2010 and 2011";

"NGL" means natural gas liquids, including ethane, propane, butane and condensate;

"Northern Pipeline" means the pipeline system and related facilities delivering NGL from Taylor, British Columbia to Fort Saskatchewan, Alberta;

"NOVA Chemicals" means NOVA Chemicals Corporation;

"NYSE" means the New York Stock Exchange;

"Option Plan" means the stock option plan for Pembina approved by the Shareholders on May 26, 2011 and, in respect of certain options granted prior to October 1, 2010, means the trust unit option plan of the Fund dated October 16, 1997, as amended January 27, 1999, April 30, 1999 and March 2, 2006;

"Peace Pipeline" means the pipeline system and related facilities delivering light crude oil, condensate, propane mix (C3+) and ethane mix (C2+) from northeastern British Columbia and northwestern Alberta to Edmonton, Alberta and to Fort Saskatchewan, Alberta;

"Peace/Northern NGL System" has the meaning ascribed thereto under "General Developments of Pembina – Developments in 2010 and 2011";

"Pembina Nexus Terminal" has the meaning ascribed thereto under "General Developments of Pembina – Developments in 2010 and 2011";

"Phase I Crude and Condensate Expansion" has the meaning ascribed thereto under " General Developments of Pembina – Developments in 2010 and 2011";

"Phase II Crude and Condensate Expansion" has the meaning ascribed thereto under "General Developments of Pembina – Developments in 2012";

"Phase I NGL Expansion" has the meaning ascribed thereto under "General Developments of Pembina – Developments in 2010 and 2011";

"Phase II NGL Expansion" has the meaning ascribed thereto under " General Developments of Pembina – Developments in 2012";

"PGS Limited Partnership" means Pembina Gas Services Limited Partnership, a limited partnership formed under the laws of the Province of Alberta that is a wholly–owned subsidiary of the Corporation;

"POSP Limited Partnership" means Pembina Oil Sands Pipeline L.P., a limited partnership formed under the laws of the Province of Alberta that is a wholly–owned subsidiary of the Corporation;

"Provident" means Provident Energy Ltd.;

"Provident Acquisition" has the meaning ascribed thereto under "Corporate Structure – Provident Acquisition";

"Provident Arrangement Agreement" has the meaning ascribed thereto under "Corporate Structure – Provident Acquisition";

"Provident Shares" means the common shares of Provident;

"Resthaven Facility" has the meaning ascribed thereto under "General Developments of Pembina – Developments in 2010 and 2011";

"Saturn Facility" has the meaning ascribed thereto under "General Developments of Pembina – Developments in 2010 and 2011";

"SCADA" means supervisory control and data acquisition. See "Other Information Relating to Pembina's Business – Information and Communication Systems";

"SCO" means synthetic crude oil;

"SEC" means the United States Securities and Exchange Commission;

"Senior Notes" means, collectively, the Series A Senior Notes, the Series C Senior Notes and the Series D Senior Notes;

"Series A Senior Notes" means the $175 million aggregate principal amount of unsecured senior notes of Pembina issued in June 2004 and due June 15, 2014 and which bear interest at a fixed rate of 5.99 percent per annum;

"Series C Convertible Debentures" means the 5.75 percent convertible unsecured subordinated debentures of Pembina issued November 24, 2010 and maturing November 30, 2020;

"Series C Senior Notes" means the $200 million aggregate principal amount of unsecured senior notes of the Corporation issued September 30, 2006 and due September 30, 2021 and which bear interest at a fixed rate of 5.58 percent per annum;

"Series D Senior Notes" means the $267 million aggregate principal amount of unsecured senior notes of the Corporation issued November 18, 2009 and due November 18, 2019 and which bear interest at a fixed rate of 5.91 percent per annum;

"Series E Convertible Debentures" means the 5.75 percent convertible unsecured subordinated debentures maturing December 31, 2017 issued by Provident on November 1, 2010 and assumed by Pembina in April 2012 pursuant to the Provident Acquisition;

"Series F Convertible Debentures" means the 5.75 percent convertible unsecured subordinated debentures maturing December 31, 2018 issued by Provident on April 29, 2011 and assumed by Pembina in April 2012 pursuant to the Provident Acquisition;

"Shareholders" means the holders of Common Shares;

"Storage Agreement" means the 20 year storage agreement entered into effective May 13, 2003 among the Storage LP, Dow Canada and NOVA Chemicals. See "Risk Factors – Risks Inherent in Pembina's Business – Structural Integrity of the Storage Facility";

"Storage Facility" means the underground ethylene storage facility and related lands and equipment located at Fort Saskatchewan, Alberta in which Pembina indirectly acquired a 50 percent non-operating interest on June 24, 2003;

"Storage LP" means the Fort Saskatchewan Ethylene Storage Limited Partnership, an Alberta limited partnership, owned 50 percent by Pembina and 50 percent by Dow Canada;

"Swan Hills Pipeline" means the pipeline system and related facilities delivering light sweet crude oil from the Swan Hills area in Alberta, and from Acheson/Ellerslie in Alberta, to Edmonton, Alberta;

"Syncrude" or the "Syncrude Project" means the joint venture that was formed for the recovery of oil sands, crude bitumen or products derived therefrom from the Athabasca oil sands, located near Fort McMurray, Alberta;

"Syncrude Pipeline" means the pipeline system and related facilities delivering SCO from the Syncrude Project into the Edmonton, Alberta area, formerly referred to as the AOSPL System;

"throughput" means volume of product delivered through a pipeline;

"Trust Units" means the trust units of the Fund, which, prior to the Corporate Conversion, represented an equal undivided beneficial interest in the Fund;

"TSX" means the Toronto Stock Exchange;

"Wabasca Pipeline" means the pipeline system and related facilities delivering crude oil from the East Peace River Arch area of northern Alberta to the Plains Rainbow Pipeline System; and

"Western Pipeline" means the pipeline system and related facilities delivering crude oil from Taylor, British Columbia to Kamloops, British Columbia.

All dollar amounts set forth in this Annual Information Form are in Canadian dollars unless otherwise indicated. References to "$" or "C$" are to Canadian dollars and references to "US$" are to United States dollars. On February 28, 2013, the exchange rate based on the noon rate as reported by the Bank of Canada, was C$1.00 equals US$0.9723.

Except where otherwise indicated, all information in this Annual Information Form is presented as at the end of the Corporation's most recently completed financial year, being December 31, 2012.

NOTICE TO READER

Effective October 1, 2010, Pembina Pipeline Income Fund (the "Fund") and Pembina Pipeline Corporation (the "Corporation") completed the plan of arrangement pursuant to which all of the outstanding trust units of the Fund ("Trust Units") were converted into common shares of the Corporation. This resulted in the conversion of the Fund to a corporate entity, being the Corporation, which has continued as a successor issuer to the Fund (the "Corporate Conversion"). In this Annual Information Form, any references to "Pembina" when used in a historical context prior to October 1, 2010 refer to the Fund and its consolidated subsidiaries, and when used in the present tense, prospectively or for periods on or after October 1, 2010, those terms refer to Pembina Pipeline Corporation and its consolidated subsidiaries.

Prior to the Corporate Conversion, the Fund paid distributions to the holders of its outstanding Trust Units and, following the Corporate Conversion, the Corporation pays dividends to the holders of its outstanding common shares, if, as and when declared thereon by the Board of Directors of the Corporation.

ABBREVIATIONS AND CONVERSIONS

In this Annual Information Form, the following abbreviations have the indicated meanings:

bbl and bbls	barrel and barrels, each barrel representing 34.972 Imperial gallons or 42 US gallons
mmbbls	millions of barrels
bpd	barrels per day
mbpd	thousands of barrels per day
mcf MMcf/d	thousands of cubic feet million cubic feet per day
boe	barrels of oil equivalent, using the conversion factor of 6 Mcf of natural gas being equivalent to one bbl of oil
boe/d	barrels of oil equivalent per day
bcf/d	billion cubic feet per day
km	kilometres

Boes may be misleading, particularly if used in isolation. A boe conversion ratio of 6 Mcf: 1 bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

The following table sets forth certain standard conversions between Standard Imperial Units and the International System of Units (or metric units).

To convert from	To	Multiply by
bbls	cubic metres	0.59
cubic meters	bbls	6.293
miles	kilometres	1.609
kilometres	miles	0.621

NON–GAAP MEASURES

The Corporation's audited consolidated financial information for the year ended December 31, 2012, which are incorporated herein by reference and may be found on the Corporation's company profile on the SEDAR website at www.sedar.com, and in the Corporation's annual report on Form 40-F filed on the Corporation's company profile on the EDGAR website at www.sec.gov, are presented in compliance with International Financial Reporting Standards ("IFRS"), which have converged with Canadian generally accepted accounting principles ("GAAP") effective for Pembina on January 1, 2010. Certain of the financial information included in such financial statements is contained within this Annual Information Form. Readers should also take note, however, that within this Annual Information Form the terms "earnings before interest, taxes, depreciation and amortization", "adjusted EBITDA", "adjusted earnings", "adjusted cash flow from operating activities", "operating margin" and "total enterprise value" are used to describe certain financial information of the Corporation and that these terms are not defined by GAAP.

The non-GAAP term "earnings before interest, taxes, depreciation and amortization" ("EBITDA") is commonly used by management of Pembina, investors and creditors in the calculation of ratios for assessing leverage and financial performance and is calculated as results from operating activities plus share of profit from equity accounted investees (before tax) plus depreciation and amortization (included in operations and general and administrative expense) and unrealized gains or losses on commodity-related derivative financial instruments. The non-GAAP term "adjusted EBITDA" is EBITDA excluding acquisition-related expenses in connection with the Provident Acquisition.

The non-GAAP term "adjusted earnings" is commonly used by management of Pembina for assessing and comparing financial performance each reporting period and is calculated as earnings before tax excluding unrealized gains or losses on derivative financial instruments and acquisition-related expenses in connection with the Provident Acquisition plus share of profit from equity accounted investees (before tax).

The non-GAAP term "adjusted cash flow from operating activities" is commonly used by management of Pembina for assessing financial performance each reporting period and is calculated as cash flow from operating activities plus the change in non-cash working capital and excluding acquisition-related expenses in connection with the Provident Acquisition.

The non-GAAP term "operating margin" is commonly used by management of Pembina for assessing financial performance and is calculated as gross profit before depreciation and amortization included in operations and unrealized gain (loss) on commodity-related derivative financial instruments.

The non-GAAP term "total enterprise value", in combination with other measures, is used by management of Pembina and the investment community to assess the overall market value of the business. Total enterprise value is calculated based on the market value of common shares and convertible debentures at a specific date plus senior debt.

Management of Pembina believes these supplemental non-GAAP measures facilitate the understanding of Pembina's results from operations, leverage, liquidity and financial positions. Readers should be cautioned that EBITDA, adjusted EBITDA, adjusted earnings, adjusted cash flow from operating activities, operating margin and total enterprise value should not be construed as alternatives to net earnings, cash flow from operating activities or other measures of financial results determined in accordance with GAAP as an indicator of Pembina's performance. Furthermore, these non-GAAP measures may not be comparable to similar measures presented by other issuers.

For more information with respect to financial measures which have not been defined by GAAP, see the "Non–GAAP Measures" section of the Corporation's management's discussion and analysis for the year ended December 31, 2012, which has been filed on the Corporation's SEDAR profile at www.sedar.com and in the Corporation's annual report on Form 40-F filed on the Corporation's EDGAR profile at www.sec.gov.

FORWARD–LOOKING STATEMENTS AND INFORMATION

Certain statements contained in this Annual Information Form constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation (collectively, "forward-looking statements"). All forward-looking statements are based on Pembina's current expectations, estimates, projections, beliefs and assumptions based on information available at the time the statement was made and in light of its experience and its perception of historical trends. The use of any of the words "anticipate", "continue", "estimate", "expect", "may", "will", "project", "should", "believe", "plan", "intend", design", "target", "undertake", "view", "indicate", "maintain", "explore", "entail", "schedule", "objective", "strategy", "likely", "potential", "could", "envisions", "aimed", "would" and similar expressions are intended to identify forward-looking statements. By their nature, such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Pembina believes the expectations reflected in those forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this Annual Information Form should not be unduly relied upon. These statements speak only as of the date of this Annual Information Form.

In particular, this Annual Information Form contains forward-looking statements pertaining to, among other things, the following:

•	the future levels of cash dividends that Pembina intends to pay to its Shareholders;

•	capital expenditure-estimates, plans, schedules, rights and activities and the planning, development, construction, operations and costs of pipelines, gas service facilities, fractionation facilities, terminalling, storage and hub facilities and other facilities or energy infrastructure, including, but not limited to, in relation to the PNT, the proposed Resthaven Facility and the proposed Saturn Facility, the proposed expansion plans to strengthen Pembina's transportation service options that it provides to producers in Alberta, the expansion of throughput capacity on the Peace/Northern NGL System and Peace Pipeline, the proposed expansion of a number of existing truck terminals and construction of new full-service terminals, the installation of two remaining pump stations on the Nipisi and Mitsue pipelines, the development of fee-for-service storage facilities at Redwater, the proposed development of a C2+ fractionator at Redwater, and the potential offshore export opportunities for LPG;

•	future expansion of Pembina's pipelines and other infrastructure;

•	pipeline, processing and storage facility and system operations and throughput levels;

•	oil and gas industry exploration and development activity levels;

•	Pembina's strategy and the development of new business initiatives;

•	growth opportunities;

•	expectations regarding Pembina's ability to raise capital and to carry out acquisition, expansion and growth plans;

•	treatment under government regulatory regimes including environmental regulations and related abandonment and reclamation obligations and Aboriginal consultation requirements;

•	future general and administrative expenses at Pembina;

•	increased throughput potential due to increased activity and new connections and other initiatives on Pembina's pipelines;

•	future cash flows, potential revenue and cash flow enhancements across Pembina's businesses and the maintenance of operating margins;

•	tolls and tariffs and transportation, storage and services commitments and contracts;

•	cash dividends and the tax treatment thereof;

•	operating risks (including the amount of future liabilities related to pipeline spills and other environmental incidents) and related insurance coverage and inspection and integrity programs;

•	the expected capacity of the Resthaven Facility and the Saturn Facility currently under construction;

•	expectations regarding in-service dates for new developments, including the Resthaven Facility, the Saturn Facility, the Peace/Northern NGL System and the Peace Pipeline expansions;

•	expectations regarding incremental volumes and in-service dates of proposed expansions and new developments, including the Phase I and II NGL Expansions, the Phase I and II Crude and Condensate Expansions, and volumes resulting from new developments in Pembina's Gas Services business to be transported on Pembina's conventional pipelines;

•	expectations regarding in-service dates for the fee-for-service storage facilities at Redwater and the proposed C2+ fractionator at Redwater;

•	the possibility of offshore export opportunities for LPG;

•	the possibility of renegotiating debt terms, repayment of existing debt, seeking new borrowing and/or issuing equity;

•	expectations regarding participation in Pembina's DRIP;

•	the expected impact of changes in share price on annual share-based incentive expense;

•	expectations regarding the potential construction, expansion and conversion of downstream infrastructure in the US Midwest and Gulf Coast;

•	inventory and pricing levels in the North American liquids market;

•	Pembina's discretion to hedge natural gas and NGL volumes; and

•	competitive conditions.

Various factors or assumptions are typically applied by Pembina in drawing conclusions or making the forecasts, projections, predictions or estimations set out in forward-looking statements based on information currently available to Pembina. These factors and assumptions include, but are not limited to:

•	the success of Pembina's operations;

•	prevailing commodity prices and exchange rates and the ability of Pembina to maintain current credit ratings;

•	the availability of capital to fund future capital requirements relating to existing assets and projects, including but not limited to future capital expenditures relating to expansion, upgrades and maintenance shutdowns;

•	future operating costs;

•	geotechnical and integrity costs associated with the Western Pipeline;

•	in respect of the proposed Saturn Facility and the proposed Resthaven Facility and their estimated in-service dates of fourth quarter of 2013 and the third quarter of 2014, respectively; that counterparties will comply with contracts in a timely manner; that there are no unforeseen events preventing the performance of contracts or the completion of such facilities; that such facilities will be fully supported by long-term firm service agreements accounting for the entire designed throughput at such facilities at the time of such facilities' completion; that there are no unforeseen construction costs related to the facilities; that there are no unforeseen delays arising from the Aboriginal consultation process; and that there are no unforeseen material costs relating to the facilities which are not recoverable from customers;

•	in respect of the expansion of NGL throughput capacity on the Peace/Northern NGL System and the crude and condensate throughput capacity on the Peace Pipeline and the estimated in-service dates with respect to the same; that Pembina will receive regulatory approval; that Pembina will secure adequate customer support; that counterparties will comply with contracts in a timely manner; that there are no unforeseen events preventing the performance of contracts by Pembina; that there are no unforeseen construction costs related to the expansion; that there are no unforeseen delays arising from the Aboriginal consultation process; and that there are no unforeseen material costs relating to the pipelines that are not recoverable from customers;

•	in respect of the proposed C2+ fractionator at Redwater; that Pembina will receive regulatory approval; that Pembina will reach satisfactory long-term arrangements with customers; that counterparties will comply with such contracts in a timely manner; that there are no unforeseen events preventing the performance of contracts by Pembina; that there are no unforeseen construction costs; that there are no unforeseen delays arising from the Aboriginal consultation process; and that there are no unforeseen material costs relating to the proposed fractionators that are not recoverable from customers;

•	in respect of other developments, expansions and capital expenditures planned, including the proposed expansion of a number of existing truck terminals and construction of new full-service terminals, the expectation of additional NGL and crude volumes being transported on the conventional pipelines, the proposed expansion plans to strengthen Pembina's transportation service options that it provides to producers developing the Cardium oil formation located in central Alberta, the installation of two remaining pump stations on the Nipisi and Mitsue pipelines, the development of fee-for-service storage facilities at Redwater and that counterparties will comply with contracts in a timely manner; that there are no unforeseen events preventing the performance of contracts by Pembina; that there are no unforeseen construction costs; and that there are no unforeseen material costs relating to the developments, expansions and capital expenditures which are not recoverable from customers;

•	the future exploration for and production of oil, NGL and natural gas in the capture area around Pembina's conventional and midstream assets, including new production from the Cardium formation in western Alberta, the demand for gathering and processing of hydrocarbons, and the corresponding utilization of Pembina's assets;

•	in respect of the stability of Pembina's dividend; prevailing commodity prices, margins, volumes and exchange rates; that Pembina's future results of operations will be consistent with past performance and management expectations in relation thereto; the continued availability of capital at attractive prices to fund future capital requirements relating to existing assets and projects, including but not limited to future capital expenditures relating to expansion, upgrades and maintenance shutdowns; the success of growth projects; future operating costs; that counterparties to material agreements will continue to perform in a timely manner; that there are no unforeseen events preventing the performance of contracts; and that there are no unforeseen material construction or other costs related to current growth projects or current operations; and

•	prevailing regulatory, tax and environmental laws and regulations.

The actual results of Pembina could differ materially from those anticipated in these forward-looking statements as a result of the material risk factors set forth below:

•	the regulatory environment and decisions and Aboriginal consultation requirements;

•	the impact of competitive entities and pricing;

•	labour and material shortages;

•	reliance on key alliances and agreements;

•	the strength and operations of the oil and natural gas production industry and related commodity prices;

•	non-performance or default by counterparties to agreements which Pembina or one or more of its affiliates has entered into in respect of its business;

•	actions by governmental or regulatory authorities including changes in tax laws and treatment, changes in royalty rates or increased environmental regulation;

•	fluctuations in operating results;

•	adverse general economic and market conditions in Canada, North America and elsewhere, including changes in interest rates, foreign currency exchange rates and commodity prices;

•	the failure to realize the anticipated benefits of the Provident Acquisition; and

•	the failure to complete remaining integration of the businesses of Pembina and Provident.

These factors should not be construed as exhaustive. Unless required by law, Pembina does not undertake any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Any forward-looking statements contained herein are expressly qualified by this cautionary statement.

CORPORATE STRUCTURE

Name, Address and Formation

Pembina Pipeline Corporation is a corporation amalgamated under the ABCA. It is the successor to the Fund following the completion of the reorganization of the Fund from an income trust structure to a corporate structure by way of the Corporate Conversion on October 1, 2010. The Corporation's principal and registered office is located at Suite 3800, 525 - 8th Avenue S.W., Calgary, Alberta, T2P 1G1.

Corporate Conversion

The Corporate Conversion was completed on October 1, 2010 and involved, among other things, the exchange on a one-for-one basis, of all outstanding Trust Units for Common Shares. In accordance with the terms of the Corporate Conversion, the Fund was dissolved and, through a series of steps, the Corporation acquired all of the assets of the Fund and assumed all of the liabilities of the Fund.

The Corporation's Common Shares commenced trading on the TSX under the trading symbol "PPL" on October 5, 2010.

Provident Acquisition

On January 15, 2012, Pembina and Provident entered into an arrangement agreement (the "Provident Arrangement Agreement") pursuant to which Pembina agreed to acquire all of the outstanding Provident Shares by way of a plan of arrangement under the Business Corporations Act (Alberta) (the "Provident Acquisition"). The Provident Acquisition was completed on April 2, 2012. Holders of Provident Shares received 0.425 of a Common Share for each Provident Share held for a total consideration of 116,535,750 Pembina Common Shares. Under the Provident Acquisition, Pembina assumed all of the rights and obligations of Provident relating to the Series E Convertible Debentures and the Series F Convertible Debentures, which received a supplemental listing on the TSX under the symbols "PPL.DB.E" and "PPL.DB.F", respectively. See "Description of the Capital Structure of the Corporation – Convertible Debentures".

In connection with the Provident Acquisition, the Common Shares were listed and began trading on the NYSE under the symbol "PBA" on April 2, 2012 and the Provident Shares were delisted from the NYSE.

Pursuant to the Provident Acquisition, Provident amalgamated with a wholly-owned subsidiary of Pembina and continued under the name "Pembina NGL Corporation". The acquired business forms a part of the Midstream business of Pembina.

In connection with the closing of the Provident Acquisition, Pembina's Revolving Credit Facility was increased from $800 million to $1.5 billion for a term of five years. See "Description of the Capital Structure of the Corporation – Credit Facilities".

For a further description of the Provident Acquisition, please refer to the business acquisition report of the Corporation dated May 1, 2012, a copy of which was filed on the Corporation's SEDAR profile at www.sedar.com and on EDGAR at www.sec.gov.

Pembina's Subsidiaries

The following chart indicates the Corporation's major subsidiaries, including their jurisdictions of formation and the percentage of common equity or other ownership interest held or controlled, directly or indirectly, by the Corporation or its subsidiaries.

Principal Subsidiaries	Jurisdiction of Incorporation/Organization	Ownership
Pouce Coupé Pipe Line Ltd.	Canada (Federal)	100%
Plateau Pipe Line Ltd.	Alberta	100%
Alberta Oil Sands Pipeline Ltd.	Alberta	100%
Pembina Marketing Ltd.	Alberta	100%
Pembina Gas Services Ltd.	Alberta	100%
Pembina Pipeline	Alberta	100%
Pembina West Limited Partnership	Alberta	100%
Pembina North Limited Partnership	Alberta	100%
Pembina Oil Sands Pipeline L.P.	Alberta	100%
Pembina Midstream Limited Partnership	Alberta	100%
Pembina Gas Services Limited Partnership	Alberta	100%
Pembina NGL Corporation (formerly Provident Energy Ltd.)	Alberta	100%
Pembina Facilities NGL LP (formerly Provident Facilities (NGL) LP)	Alberta	100%
Pembina Empress NGL Partnership (formerly Empress NGL Partnership)	Alberta	100%
Pembina Resource Services Canada (formerly Kinetic Resources (LPG))	Alberta	100%
Pembina Infrastructure and Logistics LP (formerly Provident Infrastructure and Logistics LP)	Alberta	100%
Three Star Trucking Ltd.	Saskatchewan	66 2/3%
Pembina Resource Services (U.S.A.) (formerly Kinetic Resources (U.S.A.))	Michigan, US	100%

Amended Articles

On March 27, 2012, Pembina filed articles of amendment under the ABCA to increase the maximum number of directors of Pembina from nine to eleven after receiving Shareholder approval for such amendment.

GENERAL DEVELOPMENTS OF PEMBINA

During the three-year period ending on December 31, 2012, and 2013 year-to-date Pembina continued to execute its business plan and advance its growth strategy as discussed below.

Developments in 2010 and 2011

2010	March	Announced the Board of Directors approved the conversion of the Fund into a corporation.

2010	October	Pembina completed the Corporate Conversion pursuant to which the business of the Fund was reorganized into the Corporation effective October 1, 2010. See "Corporate Structure – Corporate Conversion".

2010	November	Pembina secured an anchor contract with Encana for the construction of an enhanced NGL extraction facility at its Cutbank Complex's Musreau Gas Plant as well as a 10-km pipeline to deliver the incremental NGL to the Peace Pipeline (the "Musreau Deep Cut Facility") and initiated construction of the Musreau Deep Cut Facility.

2010	November	On November 12, 2010, Pembina filed the 2010 Base Shelf Prospectus with the securities commissions or similar regulatory authorities in each of the Provinces of Canada, which 2010 Base Shelf Prospectus allowed the Corporation to offer and issue, from time to time securities of up to $1,000,000,000 aggregate initial offering price of securities (or the equivalent thereof in one or more foreign currencies or composite currencies, including United States dollars) during the 25 month period that the 2010 Base Shelf Prospectus was valid.

2010	November	On November 24, 2010, Pembina issued and sold $250 million of Series C Convertible Debentures under the 2010 Base Shelf Prospectus. See "Description of the Capital Structure of the Corporation – Convertible Debentures".

2010	December	The 2010 Convertible Debentures matured on December 31, 2010.

2011	January	Pursuant to the acquisition that closed on January 7, 2011 with an effective date retroactive to December 31, 2010, Pembina Midstream Limited Partnership acquired terminalling and storage facilities in the Edmonton, Alberta area from Gibson Energy Partnership for an aggregate purchase price of approximately $57 million, which assets form an integral part of the terminal connecting key infrastructure in the Edmonton-Fort Saskatchewan-Namao, Alberta area (the "Pembina Nexus Terminal" or "PNT").

2011	March	On March 29, 2011, the Corporation issued and sold $250 million aggregate principal amount of Medium Term Notes, Series 1 pursuant to a pricing supplement under its 2010 Base Shelf Prospectus as supplemented by a prospectus supplement thereto dated March 16, 2011. The Corporation used the net proceeds from the sale of the Medium Term Notes, Series 1 to partially repay the existing credit facilities at that time and to fund organic growth opportunities. See "Description of the Capital Structure of the Corporation – Medium Term Notes".

2011	August

Pembina announced the completion and start-up of the Nipisi Pipeline and Mitsue Pipeline which service the Pelican and Peace River heavy oil regions of Alberta.

The Nipisi TSAs and Mitsue TSAs provide for committed ship-or-pay throughput on the Nipisi Pipeline and Mitsue Pipeline by the shippers for an initial 10 year term from the in-service date, with extension rights. In addition, the Nipisi Pipeline can be expanded to an ultimate capacity of approximately 200,000 bpd while the Mitsue Pipeline can be expanded to a capacity of approximately 45,000 bpd with additional capital and subject to contractual arrangements with customers.

2011	October

Pembina announced on October 13, 2011 plans to further expand its gas handling assets in the Deep Basin in west central Alberta. Pembina entered into agreements to develop a combined shallow cut and deep cut NGL extraction facility (the "Resthaven Facility") by modifying and expanding an existing gas plant. Once operational, the initial phase of the Resthaven Facility will have a gross capacity of 200 MMcf/d (130 MMcf/d net to Pembina) and 13,000 bpd of NGL extraction capability. Pembina also plans to construct a new NGL pipeline to transport the extracted NGL from the Resthaven Facility to the Peace Pipeline.

Once completed, Pembina will own approximately 65 percent of the Resthaven Facility and will own 100 percent of the NGL pipeline. The estimated cost of the Resthaven Facility, associated NGL pipeline and storage facilities is approximately $230 million and is expected to be in-service in the third quarter of 2014. The Resthaven Facility is supported by long-term firm service agreements with two of the major area producers with the associated NGL pipeline is underpinned by long-term service agreements with the Resthaven Facility owners.

2011	October

Pembina announced on October 28, 2011 plans to construct a new enhanced NGL extraction facility (the "Saturn Facility") in the Berland area of Alberta. The Saturn Facility will be connected to Talisman Energy Inc.'s Wild River and Bigstone gas plants through existing and newly constructed gas gathering lines. Once operational, the Saturn Facility will have a gross capacity of 200 MMcf/d and 13,500 bpd of NGL extraction capability. Pembina also plans to construct an 83 km, 8-inch NGL pipeline to transport the extracted NGL from the Saturn Facility to the Peace Pipeline.

The estimated cost of the Saturn Facility, associated NGL and gas gathering pipelines and storage facilities is approximately $200 million and is expected to be in-service in the fourth quarter of 2013. Pembina has entered into a long-term, firm service agreement with a major producer in support of the Saturn Facility.

2011	November	On November 9, 2011, Pembina announced plans to expand its NGL pipeline transportation capacity on its Peace Pipeline and Northern Pipeline (collectively, the "Peace/Northern NGL System") by 52,000 bpd (the "Phase I NGL Expansion"). The Phase I NGL Expansion will require the installation of five new pump stations and the upgrade five existing stations.

2011	December	Pembina announced plans to expand it crude and condensate throughput capacity on its Peace Pipeline by 40,000 bpd (the "Phase I Crude and Condensate Expansion"). The Phase I Crude and Condensate Expansion will require the upgrading of two existing pump stations.

Developments in 2012

2012	January	The Corporation announced that it had entered into an agreement for Pembina to acquire all of the issued and outstanding common shares of Provident by way of a plan of arrangement under the Business Corporations Act (Alberta) to create an integrated company that will be a leading player in the North American energy infrastructure sector.

2012	January	The Corporation reinstated the DRIP effective as of the January 25, 2012 record date and the corresponding dividend was paid on February 15, 2012. The DRIP was reinstated to help fund Pembina's ongoing capital program. See "Description of the Capital Structure of the Corporation – Premium DividendTM and Dividend Reinvestment Plan".

2012	February	Mick Dilger was appointed to the position of President and Chief Operating Officer, effective February 15, 2012.

2012	February	The construction on the Musreau Deep Cut Facility, including a new 205 MMcf/d NGL extraction facility and the related 10 km NGL sales pipeline connected to the Peace Pipeline, was completed in 2011 and commissioning of the Musreau Deep Cut Facility occurred on February 15, 2012. In March, the Musreau Deep Cut Facility experienced an unplanned outage due to issues with a gearbox. It was placed back into service on September 2, 2012.

2012	March	Pembina entered into a new unsecured revolving credit facility of $800 million with a syndicate of Canadian banking institutions for a term of 5 years. Pembina increased the facility to $1.5 billion on closing the Provident Acquisition. See "Description of the Capital Structure of the Corporation – Credit Facilities".

2012	March	The BCUC approved the terms of new 5-year transportation agreements negotiated between Pembina and the Western Pipeline shippers. In addition to allowing Pembina to earn a reasonable rate of return, the new contracts allow for direct flow through of all operating costs including upgraded integrity management program costs.

2012	April	The Provident Acquisition was completed effective April 2, 2012; the Common Shares were listed on the NYSE under the symbol "PBA"; and Pembina increased the monthly dividend by 3.8 percent (from $0.13 per share per month to $0.135). See "Corporate Structure – Provident Acquisition" and "Description of the Capital Structure of the Corporation – Convertible Debentures".

2012	April	In July 2002, the Corporation issued $100 million aggregate principal amount of senior secured notes due 2017 and bearing interest at 7.38 percent per annum on a private placement basis, which were redeemed by the Corporation on April 30, 2012.

2012	May	Expanded the capacity on the Drayton Valley Pipeline by completing the refurbishing of the Calmar booster station which resulted in an additional 50,000 bpd and increased system capacity to approximately 190,000 bpd.

2012	September	Completed and commissioned an 8,000 bpd expansion at the Redwater fractionator.

2012	September	Brought a fee-for-service cavern storage facility on stream at Redwater.

2012	September	The expansion of the Musreau Gas Plant's shallow cut gas processing capability by 50 MMcf/d was completed in August 2012 and was placed into service on September 13, 2012. Pembina has entered into contracts with a minimum term of five years with area producers for the entire capacity of the expansion on a fee-for-service basis.

2012	October	On October 22, 2012, the Corporation issued and sold $450 million aggregate principal amount of Medium Term Notes, Series 2 pursuant to a pricing supplement under its 2010 Base Shelf Prospectus as supplemented by a prospectus supplement thereto dated October 17, 2012. The notes have a fixed interest rate of 3.77 percent per annum, paid semi-annually, and will mature on October 24, 2022. The Corporation used the net proceeds from the sale of the Medium Term Notes, Series 2 to repay a portion of the Corporation's existing Credit Facilities. See "Description of the Capital Structure of the Corporation – Medium Term Notes".

2012	October	Construction started on a joint venture full-service terminal in the Judy Creek, Alberta area which will focus on emulsion treating (separating oil from impurities to meet shipping quality requirements), produced water handling and water disposal. The estimated project completion date is April 2013.

2012	October	Pembina commenced construction on the Saturn Facility and Resthaven Facility.

2012	November	Pembina commenced developing plans for 73,000 bpd C2+ fractionator at Redwater and investigating offshore export opportunities for propane.

2012	November	Announced plans to significantly expand NGL, crude oil and condensate throughput capacity on the Peace Pipeline and Peace/Northern NGL System. The total cost of the projects is anticipated to be approximately $545 million plus approximately $125 million of additional capital to tie in producers to both the expanded systems. Expansion plans include increasing crude and condensate capacity on the Peace Pipeline by 55,000 bpd by late-2014 (the "Phase II Crude and Condensate Expansion") and the increasing NGL capacity on the Peace/Northern NGL System by 53,000 bpd by early to mid-2015 (the "Phase II NGL Expansion").

2013 Year to Date Developments

2013	February	On February 22, 2013, Pembina filed the 2013 Base Shelf Prospectus with the securities commissions or similar regulatory authorities in each of the Provinces of Canada, which 2013 Base Shelf Prospectus allows the Corporation to offer and issue from time to time securities of up to $3,000,000,000 aggregate initial offering price (or the equivalent thereof in one or more foreign currencies or composite currencies, including United States dollars) during the 25 month period that the 2013 Base Shelf Prospectus is valid. Securities may be offered separately or together, in amounts, at prices and on terms to be determined based on market conditions at the time of the sale and set forth in one or more shelf prospectus supplements.

2013	February	Pembina announced it reached its contractual threshold to proceed with its previously announced Phase II Crude and Condensate Expansion to significantly expand its crude oil and condensate throughout capacity on its Peace Pipeline by 55,000 bpd. Pembina expects the total cost of Phase II Crude and Condensate Expansion to be approximately $250 million (including the mainline expansion and tie-ins). Subject to obtaining regulatory and environmental approvals and Aboriginal and stakeholder consultation, Pembina anticipates being able to bring the expansion into service by late-2014. Once complete, this expansion will increase capacity on the Peace Pipeline to 250,000 bpd. The Phase II Crude and Condensate Expansion is underpinned by long-term fee-for-service agreements with area producers. The combination of the Phase I and Phase II Crude and Condensate Expansions will increase capacity by 61 percent from current levels.

DESCRIPTION OF PEMBINA'S BUSINESS AND OPERATIONS

Pembina's Business Objective and Strategy

Pembina is a trusted member of the communities in which it operates and is committed to generating value for its investors by running its business in a safe, environmentally responsible manner that is respectful of community stakeholders. Pembina's goal is to provide highly competitive and reliable returns to investors through monthly dividends while enhancing the long-term value of its Common Shares. To achieve this, Pembina's strategy is to:

•	Preserve value by providing safe, responsible, cost-effective and reliable services.

•	Diversify Pembina's asset base along the hydrocarbon value chain by providing integrated service offerings which enhance profitability.

•	Pursue projects or assets that are expected to generate increased cash flow per share and capture long-life, economic hydrocarbon reserves.

•	Maintain a strong balance sheet through the application of prudent financial management to all business decisions.

Overview of Pembina's Business

There are three general sectors in the oil and gas industry: "upstream", "midstream" and "downstream". The upstream sector encompasses exploration for and production of hydrocarbon liquids in their raw forms. In the midstream sector, hydrocarbon products are gathered, processed, transported and marketed to the downstream sector. The downstream sector consists of end-use customers, local distributers and wholesalers across North America.

Pembina is a leading transportation and midstream service provider that has been serving North America's energy industry for nearly 60 years. Pembina owns and operates: pipelines that transport conventional and synthetic crude oil and natural gas liquids produced in western Canada; oil sands and heavy oil pipelines; gas gathering and processing facilities; and, an oil and natural gas liquids infrastructure and logistics business. With facilities strategically located in western Canada and in natural gas liquids markets in eastern Canada and the U.S., Pembina also offers a full spectrum of midstream and marketing services that spans across its operations. Pembina's integrated assets and commercial operations enable it to offer services needed by the energy sector along the hydrocarbon value chain. The business segments of Pembina are grouped for functional, geographic and accounting purposes into four categories, described in their respective sections: Conventional Pipelines; Oil Sands & Heavy Oil; Gas Services; and Midstream.

Operations Overview

The following map illustrates Pembina's assets:

The net revenue contribution from each of Pembina's four businesses in 2012 was divided as follows:

The following table sets forth certain operating highlights for 2012, 2011 and 2010.

Operating Highlights

(in $ millions unless otherwise noted)

	Conventional Pipelines			Oil Sands & Heavy Oil (2)			Gas Services						Midstream(3)			Total(5)
	2012	2011	2010	2012	2011	2010	2012		2011		2010		2012	2011	2010	2012		2011		2010
Average throughput (mbpd)	456.3	413.9	374.0	870.0	870.0	775.0	275.2	(4)	253.8	(4)	220.5	(4)	n/a	n/a	n/a	n/a		n/a		n/a
Net Revenue	338.8	296.2	261.6	172.4	134.9	118.4	88.3		71.5		61.5		352.9	101.1	55.1	952.4		603.7		496.6
Operating expenses	129.6	119.1	93.2	55.6	44.0	40.2	29.3		22.4		18.4		59.7	8.8	4.7	274.2		194.3		156.5

Realized gain (loss) on commodity-related derivative financial instruments	0.1	4.4	0.6	n/a	n/a	n/a	n/a		n/a		n/a		(4.7)	0.9	0.5	(4.6)		5.3		1.1
Operating margin(1)	209.3	181.5	169.0	116.8	90.9	78.2	59.0		49.1		43.1		288.5	93.2	50.9	673.6	(5)	414.7	(5)	341.2

Notes:

(1)	See "Non–GAAP Measures" on page 8.
(2)	Revenue is contract based and independent of utilization rates, therefore volumes reported are contracted capacity.
(3)	Midstream revenue is net of $2,494.5 million in cost of goods sold, net of product purchases for 2012 (2011: $1,072.4 million).
(4)	Average throughput for Gas Services is in MMcf/d. Average mboe/d processed in 2012 were 45.9 compared to 42.3 in 2011.
(5)	Not including corporate recoveries of $2.6 million for 2012 (2011: $2.4 million).

Further discussion of operational results and new developments and outlook for Pembina's four businesses for the years ended December 31, 2012 and 2011 is contained in the section "Operating Results" in the Corporation's management's discussion and analysis for the year ended December 31, 2012, which section is incorporated by reference herein, an electronic copy of which is available on the Corporation's profile on the SEDAR website at www.sedar.com, and in the Corporation's annual report on Form 40-F filed on the EDGAR website at www.sec.gov, or at www.pembina.com.

Conventional Pipelines Business

Overview

Pembina's Conventional Pipelines business comprises a well-maintained and strategically located 7,850 km pipeline network that extends across much of Alberta and British Columbia. It transports approximately half of Alberta's conventional crude oil production, about thirty percent of the NGL produced in western Canada, and virtually all of the conventional oil and condensate produced in British Columbia. This business' primary objective is to generate sustainable operating margins while pursuing opportunities for increased throughput and revenue. Conventional Pipelines endeavours to maintain and/or improve operating margins by capturing incremental volumes, expanding its pipeline systems, managing revenue and adopting strong discipline relative to operating expenses.

Major Customers

There are approximately 50 shippers (including all major shippers of petroleum products in western Canada) on the conventional pipeline systems owned and operated by Pembina. The major delivery points include the Enbridge Pipeline system, the Express Pipeline system (Pembina does not deliver here directly), the Kinder Morgan North 40 terminal, the refineries in the Edmonton area as well as the NGL fractionators near Fort Saskatchewan, Alberta. Deliveries are also made to Husky Energy Inc.'s refinery in Prince George, British Columbia and to the TransMountain pipeline system owned by Kinder Morgan Canada Inc. at Kamloops, British Columbia and Edmonton, Alberta.

Contractual Arrangements

Pembina's Conventional Pipeline system generally operates on fee-for-service evergreen contracts, which continue in force until terminated by either party by providing prior notice to the other party (generally between one and six months prior notice).

For Pembina's expansion projects on its Conventional Pipelines, the Corporation has underpinned the Phase I NGL Expansion on the Peace/Northern NGL System by securing the majority of the existing capacity and all of the incremental additional capacity under long-term take-or-pay contracts. Pembina has also secured long-term contracts to underpin the Phase II Crude and Condensate Expansions on its Peace Pipeline.

Competitive Environment

Competition among existing oil and NGL pipelines is based primarily on the cost of transportation, access to supply, the quality and reliability of service, contract carrier alternatives and proximity to markets. Unconnected volumes of product are typically trucked to the most competitive truck unloading facility, and there is direct competition from other pipelines serving the same area. With respect to trucked volumes, the means by which a producer determines transport of its product is only partially based on tariffs, and is also based on whether the volumes need some form of treatment to meet pipeline specifications, as well as commercial competition to move volume based on blending opportunities. With respect to other pipelines, an example of this is the Alliance Pipeline that is a natural gas gathering and pipeline system carrying NGL-rich natural gas from northeastern British Columbia through northwestern Alberta to Chicago, Illinois. This pipeline competes for the volumes of NGL carried on Pembina's Peace/Northern NGL System. Other examples of competing pipelines are the Rainbow Pipeline and the Rangeland Pipeline, which both compete with Pembina's pipelines both north and south of Edmonton, Alberta for crude oil and condensate volumes.

Producer activity focused on NGL development continues to be strong in the Deep Basin Cretaceous, Montney and Duvernay resource plays served by Pembina's Peace and Northern systems. The deep Cretaceous sands and Duvernay resource plays are also beginning to emerge in the areas served by the Corporation's Brazeau/Caroline Pipeline.

The magnitude of potential volume growth in both crude oil and NGL production proportionately increases the risk of third-party projects to physically bypass Pembina's pipeline systems. The Peace and Brazeau/Caroline Pipelines are susceptible to new bypass projects due to the number and magnitude of potential new production developments; however, Pembina is working diligently to protect these service areas.

A delay in the development of downstream processing, transportation and end-user facilities may also impact the development and profitability of Pembina's Conventional Pipeline systems. The Edmonton, Alberta, area NGL fractionation capacity will need to be expanded to process the forecasted incremental NGL volumes. Alberta crude oil and NGL export transportation will require increased capacity to accommodate forecasted volumes from Pembina and third-party feeder pipeline systems. Limited ethylene cracking capacity may also dampen ethane demand and limit expansion of Pembina's NGL pipeline systems.

Pembina believes that it is well positioned to compete with other alternatives for transportation. In addition, Pembina has been active in attracting incremental volumes to its pipelines, expanding pipeline capacity and entering into long-term contracts with shippers and producers.

Other Information – Industry Regulations

The feeder pipeline industry in Alberta normally operates in an environment of unregulated tariffs. Once a permit to construct the pipeline is issued by the ERCB, subject to the licensing of operational matters or a common carrier declaration, the pipeline is free to establish tariffs in a competitive environment. Tariffs are established under contracts of varying terms and conditions and are also posted by location. Posted tariffs generally can be adjusted to respond to changing volumes, costs and market circumstances. Contracted tariffs can also be adjusted, where permitted by the terms of the contract, for such things as changes in power costs, municipal taxes, environmental, integrity and safety costs. Pipeline customers have recourse to the ERCB, with respect to pipeline access and discrimination among customers, if they can establish that the pipeline should be declared to be a common carrier. Once declared a common carrier, the ERCB has the authority to set rates for the pipeline. No pipeline owned by Pembina in the province of Alberta has ever been declared to be a common carrier. Tariffs for all of Pembina's Alberta pipelines are generally established to recover all costs and earn a reasonable rate of return on the investment in its pipelines.

In British Columbia the tariffs on the NEBC Pipeline and the Western Pipeline are regulated by the BCUC. The BCUC approves tariffs for common carriers and regulates others on a complaints basis.

Small segments of the Peace Pipeline, the Northern Pipeline and the NEBC Pipeline are Group II NEB regulated pipelines. For these pipeline systems, the NEB only reviews the tariffs if a customer files a formal complaint concerning the tariffs. There have been no complaints to the NEB about tariffs on these systems for as long as Pembina has owned and operated them.

Oil Sands & Heavy Oil Business

Overview

Pembina plays an important role in supporting Alberta's oil sands and heavy oil industry. Pembina's Oil Sands & Heavy Oil business owns and operates five pipelines that support oil sands and heavy oil producers operating near Fort McMurray, Alberta and Pelican Lake/Seal: the Syncrude Pipeline, the Cheecham Lateral, the Horizon Pipeline, the Nipisi Pipeline and the Mitsue Pipeline. The Oil Sands & Heavy Oil business operates approximately 1,650 km of pipeline and has 870 mbpd of capacity under long-term, extendible contracts which provide for the flow-through of operating expenses to customers. As a result, operating margin from this business is primarily related to invested capital and is not sensitive to fluctuations in operating expenses or actual throughput.

Major Customers

The major shippers on Pembina's oil sands, heavy oil and diluent pipelines are CNRL, Syncrude and Cenovus. Pembina's oil sands and heavy oil pipelines provide dedicated service under long-term contracts.

Contractual Arrangements

Pembina's Syncrude Pipeline has a capacity of 389,000 bpd and is fully contracted to the owners of Syncrude Canada Ltd. under a cost-of-service extendable, long-term agreement that expires at the end of 2035.

Pembina's Cheecham Lateral has a capacity of 136,000 bpd and is fully contracted to shippers under the terms of a 25-year fixed return agreement that expires in 2032.

The Horizon Pipeline is fully contracted to CNRL and has an ultimate capacity of 250,000 bpd. The Horizon Pipeline is operated under the terms of a 25-year fixed return extendable contract, which expires in 2033.

The Nipisi Pipeline and Mitsue Pipeline are contracted by CNRL, Cenovus and Pembina Midstream Limited Partnership under a 10 year fixed return agreement which commenced in 2011. This contract also has extension rights.

Competitive Environment

Despite weakness in crude oil differentials and export pipeline constraints, which have the potential to negatively impact development of oil sands and heavy oil reserves in the WCSB, the long-term outlook for crude oil pricing remains relatively strong. As such, producers are expected to continue to develop and execute oil sands and heavy oil projects. Consistent with the past few years, the industry is focused on shipping bitumen blend to market rather than upgrading the crude domestically. Consequently, Oil Sands & Heavy Oil will maintain its focus on expanding existing condensate and synthetic diluent infrastructure.

In this business, existing assets do not compete with other assets for pipeline throughputs and revenue as they are operated under long-term agreements. However, competition primarily arises with respect to new pipeline projects and cost of capital as Pembina would compete with other pipeline companies to bid for new construction projects. In some cases, existing pipeline companies have under-utilized assets which can be re-purposed to suit a customer's needs, which could give them a competitive advantage when bidding for new projects.

However, Pembina believes with its recent construction experience and operating expertise that it is in a favourable position to secure a share of the growth in oil sands transportation needs. Further, Pembina is confident in its abilities to attract incremental volumes to the Nipisi Pipeline and Mitsue Pipeline, as the Corporation continues to enhance its competitive advantage in the Nipisi area with respect to both tolls and services.

Gas Services Business

Overview

Pembina's operations include a growing natural gas gathering and processing business. Located approximately 100 km south of Grande Prairie, Alberta, Pembina's key revenue-generating Gas Services assets form the Cutbank Complex which comprises three sweet gas processing plants with 425 MMcf/d of processing capacity (368 MMcf/d net to Pembina), a 205 MMcf/d ethane plus extraction facility, as well as approximately 350 km of gathering pipelines. The Cutbank Complex is connected to Pembina's Peace Pipeline system and serves an active exploration and production area in the Western Canadian Sedimentary Basin. Pembina has initiated construction on two projects in its Gas Services business, the Saturn Facility and the Resthaven Facility, to meet the growing needs of producers in west central Alberta.

Major Customers

Gas Services has approximately 30 customers with a vast majority (greater than 80 percent) of its processed volumes being from a few large, independent and multi-national oil and gas companies. Gas Services processes customers' natural gas at Pembina’s owned and operated Cutbank Complex and delivers the natural gas to the TransCanada pipeline system and the NGL to the Pembina-owned and operated Peace Pipeline system.

Contractual Arrangements

As part of its acquisition of the Cutbank Complex in 2009, Pembina indirectly took assignment of approximately 65 gathering and processing contracts with area producers. Under the contractual arrangements associated with the Cutbank Complex, Pembina is not directly exposed to the impact of market fluctuations in the price of natural gas and NGL. The gathering and processing business is based on charging fees to customers on the volume of raw gas that is gathered and/or processed through its facilities and the fees are based on a fixed-fee methodology. The processor has flexibility to tailor the fees it charges customers to capitalize on market conditions and to meet different levels of service. In the case of raw gas processing fees, the fee is usually based on the composition of the raw gas stream being processed and the level of competition in the area.

The contracts associated with the Cutbank Complex comprise a mixture of firm and interruptible service contracts of varying durations. A number of the firm service contracts contain provisions dedicating specified areas of gas reserves to the Cutbank Complex facilities, which in turn provides some assurance that a substantial portion of natural gas produced from reserves developed in these areas will be processed at the Cutbank Complex. The contractual fee structure incorporates a capital fee based on functional unit usage, and nearly all of the contracts include provisions for the recovery of operating costs, including overhead and certain environmental costs.

Over 88 percent of the capacity associated with the Cutbank Complex is on a firm service basis until 2014. Several of the firm service contracts incorporate a "take-or-pay" or "produce-or-pay" commitment which allows the processor to manage capacity utilization and revenue risk. In 2012, approximately 78 percent of revenue from the Cutbank Complex was derived from contracts containing "take-or-pay" commitments.

For the Saturn Facility and Resthaven Facility, Pembina has secured 100 percent of the operating capacity at each plant under long-term "take-or-pay" agreements.

Competitive Environment

Gas producers continue to shift their activities toward NGL development. NGL prices remain significantly more attractive than dry gas prices, making it economically viable to explore for NGL using horizontal drilling and completion technologies. Land positions are being amassed by producers in the Deep Basin/liquid-rich gas regions of British Columbia and Alberta, which continues to support Pembina's Gas Services expansion plans.

With its existing assets, the Corporation is able to process gas, extract valuable NGL from the gas and transport the NGL through its conventional pipelines to its fractionation facility at Fort Saskatchewan, Alberta, where it then is able to separate the component parts of the NGL stream for end-users. With this integrated service offering along the NGL value chain, Pembina believes it is strongly positioned compared to other NGL service providers.

Midstream Business

Pembina offers customers a comprehensive suite of midstream products and services through its Midstream business as follows:

•	Crude oil midstream targets oil and diluent-related opportunities from key sites across Pembina's network, which comprises 15 truck terminals (including one capable of emulsion treating and water disposal), terminalling at downstream hub locations, storage, and the PNT. PNT includes: 21 inbound pipelines connections, 13 outbound pipelines connections, in excess of 1.2 million bpd of crude oil and condensate throughput accessing the terminal, and 310,000 bbl of surface storage. With the current congestion on downstream pipelines, Pembina is pursuing opportunities to develop and service crude oil transportation by rail.

•	NGL midstream, which Pembina acquired through the Provident Acquisition, includes two operating systems, Redwater West and Empress East:

o	The Redwater West NGL system includes the Younger extraction and fractionation facility in British Columbia; the recently expanded 73,000 bpd Redwater NGL fractionator, 6.8 mmbbls of cavern storage and terminalling facilities at Redwater, Alberta; and, third-party fractionation capacity in Fort Saskatchewan, Alberta.

o	The Empress East NGL system includes a 2.1 bcf/d interest in the straddle plants at Empress, Alberta; 20,000 bpd of fractionation capacity as well as 1.1 mmbbls of cavern storage in Sarnia, Ontario; and, approximately 5.0 mmbbls of hydrocarbon storage at Corunna, Ontario.

Crude Oil Midstream: Major Customers

Pembina's crude oil midstream customers are generally those who produce and/or market crude oil and condensate on Pembina's pipeline systems, are downstream markets for those volumes, or are interested in ancillary services related to those volumes. On Pembina's conventional pipelines, its crude oil midstream business is the 'single shipper'. These systems include the Peace, Swan Hills and Drayton Valley systems. On these systems, Pembina enters into simultaneous "buy/sell" agreements whereby the Corporation takes ownership of the product in transport from receipt point to delivery point.

At Pembina's truck terminals, the Corporation's customer base generally comprises the same group who provide throughout volumes to Pembina's conventional pipeline systems. Pembina's truck terminal network generally brings an average of 60,000 bpd onto the conventional pipelines.

Dow Canada and NOVA Chemicals are the principal customers of the Storage Facility.

Crude Oil Midstream: Contractual Arrangements

In certain of Pembina's crude oil midstream activities, customers sign master "buy/sell" agreements designating the Corporation as an approved service provider with pricing agreed upon prior to delivery of product or service provided. Certain of the Corporation's full-service terminals are constructed and operated under joint venture agreements with third-parties. In aggregate, the crude oil midstream business' broad service offerings leverage the value chain – focusing on services that complement the existing network of facilities and energy infrastructure across Pembina's asset base, including those recently acquired in the Provident transaction. All facilities and services provided by crude oil midstream are complimentary to one another and create synergies for the Corporation and its customers.

With respect to Pembina's Storage Facility, Dow Canada performs important functions for the Storage LP under an operating agreement and a facilities agreement, and NOVA Chemicals is the owner and operator of the ethylene delivery system, whose operations are essential to the operations of the Storage Facility.

PNT consists of three distinct assets connected by a network of proprietary and third-party pipelines. Key asset locations are the Fort Saskatchewan/Heartland areas with the NGL midstream facilities and bare land at Heartland with associated salt rights suitable for developing incremental crude oil and condensate storage, and the Edmonton location where most of Pembina’s oil and condensate delivery systems terminate. PNT includes: 21 inbound pipelines connections, 13 outbound pipelines connections, in excess of 1.2 million bpd of crude oil and condensate throughput accessing the terminal, and 310,000 barrels of surface storage. With the current congestion on downstream pipelines, Pembina is pursuing opportunities to develop and service crude oil transportation by rail. Plans are underway to develop incremental storage and a truck terminal facility at the Edmonton site and rail in the Fort Saskatchewan/Heartland area.

NGL Midstream: Major Customers

Pembina's NGL midstream business extracts, processes, stores, transports and markets NGL and offers these services to third-party customers. The assets are integrated across Canada and the US, and are also used to generate fee-for-service income. The business is supported by an integrated supply, marketing and distribution function that contributes to the overall operating margin of the Corporation.

Pembina purchases NGL mix from various natural gas producers and fractionates it into finished products at the Redwater fractionation facility near Edmonton, Alberta. Redwater West also includes natural gas supply volumes from the Younger NGL extraction plant located at Taylor in north eastern British Columbia. The Younger plant supplies specification NGL to local markets as well as NGL mix supply to the Fort Saskatchewan area for fractionation and sale.

Also located at the Redwater facility is Pembina's industry-leading rail-based condensate terminal, which serves the heavy oil industry and its need for diluent. Pembina's condensate terminal is the largest of its size in western Canada.

Pembina extracts NGL from natural gas at the Empress straddle plants and sells ethane and condensate in the western Canadian marketplace while transporting C3/C4 NGL mix to Sarnia, Ontario for fractionation and sale into markets in central Canada and the eastern United States. Demand for propane is seasonal and results in inventory that generally builds over the second and third quarters of the year and is sold in the fourth quarter and the first quarter of the following year.

Ethane is predominately purchased by NOVA Chemicals and Dow Canada. Cenovus and its affiliates purchase the majority of the condensate from the Empress debutanizer. Plains All American Pipeline operates the Plains E1 Plant at Empress, Alberta and the west to east system described herein. If for any reason these parties were unable to perform their obligations under the various agreements with Pembina, the revenue and the operations of Pembina's NGL midstream business could be negatively impacted.

NGL Midstream: Contractual Arrangements

The services provided by Pembina's NGL midstream business – including fractionation, storage, NGL terminalling, loading and offloading – are provided to third parties on a cost-of-service or a fee basis utilizing assets at Pembina's Redwater facility. Pembina also owns a debutanizer at its Empress facility, which removes condensate from the NGL mix for sale as a diluent to blend with heavy oil. This service is provided to a major energy company on a long-term cost-of-service basis. Earnings from these activities have little direct exposure to market price volatility and are thus relatively stable. Pembina's Redwater West and Empress East assets used to generate this fee-for-service income are also employed to generate proprietary income.

Pembina’s Midstream business model operates in a competitive environment for transportation, terminalling, storage and more recently rail. Pembina’s asset base provides a platform for competitive solutions in these areas. The demand for terminalling, storage and rail is growing as downstream pipeline capacity is unable to keep pace with upstream supply growth and downstream consumption interest.

Pembina's Midstream infrastructure and logistics business is subject to competition from other truck terminals, full-service terminals, storage facilities and fractionators which are either in the general vicinity of the facilities or have gathering systems that are or could potentially extend into areas served by the facilities.

Producers in western Canada compete with producers in other regions to supply crude oil, condensate and natural gas and other hydrocarbon products to customers in North America, and the hydrocarbon industry also competes with other industries to supply the fuel, feedstock and other needs of consumers. Such competition may have an adverse effect on the production of hydrocarbon products in western Canada and, as a result, on the demand for Pembina's services.

The value potential associated with any Midstream service offering is dependent upon the ability of Pembina to: provide connections to both downstream pipelines and end-use markets; understand the value of the commodities transported and terminalled; provide flexibility and a variety of storage options; and, adjust to a liquid, responsive, forward commodity market. Pembina actively monitors market conditions and stream values to target revenue opportunities. Pembina is also proactively working with upstream and downstream customers to develop value-added terminalling solutions and increase available optionality.

OTHER INFORMATION RELATING TO PEMBINA'S BUSINESS

Information and Communication Systems

Pembina employs SCADA technology on all of its pipeline systems. The SCADA systems allow for continuous electronic monitoring and control of the pipeline systems from dedicated computer consoles located in Pembina's Edmonton control centre. Operators monitor the computer consoles 24 hours per day, 365 days per year. The SCADA systems and associated leak detection software continually monitor pipeline flow and operating conditions. Line balance calculations are performed automatically by the system and alarms are triggered when imbalances are detected or measured pressures do not match those projected by software models.

For 2012, Pembina continued to work on its long–term initiative to standardize and upgrade the SCADA systems and leak detection platforms used to remotely monitor and control the various pipelines. Pembina is currently in the process of migrating the control of the Liquids Gathering System pipeline (an asset acquired through the Provident Acquisition) from the Redwater Plant to the SCADA system in the Edmonton Control Centre.

Integrity Management

Pembina employs a comprehensive pipeline integrity management program ("IMP") and dedicates a significant portion of its annual operating budget directly to pipeline integrity management activities. Pembina's IMP includes the systems, processes, analysis and documentation designed to ensure proactive and transparent management of its pipeline systems and compliance with applicable standards and regulations.

Pembina's IMP is designed to achieve enhanced safety, reliability and longevity through the entire pipeline lifecycle. Integrity management begins at the engineering and design phase with quality specifications/standards during pipe manufacturing, selection and application of high-quality coatings to protect buried pipe, route selection to avoid geologically unstable or high consequence areas, and the use of cathodic protection systems to electrically protect the pipe from external corrosion.

Proactive integrity management activities extend into pipeline operations with programs including right–of–way patrols and public awareness to reduce the likelihood of third-party damage, system–specific hazard evaluations and risk assessments, geotechnical programs to manage slope instability and river crossings, training and qualification programs for staff and contractors, enhanced emergency response procedures, and the use of specific chemicals to reduce the likelihood of internal corrosion from impurities and bacteria in the oil.

Between 2010 and 2012, Pembina completed a baseline geotechnical inspection program of pipelines to inventory all water crossings and slopes and to assess integrity threats posed by these crossings and slopes. In 2012, Pembina completed 25 crossing mitigation projects (generally identified in 2011) as well as assessed over 400 water crossings and completed 163 detailed stream crossing surveys. For 2013, Pembina has identified 28 stream crossings that will require varying degrees of work to mitigate the impacts of stream erosion. In 2013, Pembina also plans to remediate or stabilize two potentially unstable slopes.

The cornerstone of Pembina's IMP is the use of in-line inspection ("ILI") technology to measure and record both the distribution and severity of specific features in the pipe depending on the ILI technology. Through proactive use of these sophisticated electronic tools, defects with the potential to compromise pipeline integrity are identified and repaired. Projected defect growth rates and/or historical operating knowledge are used to plan re-inspection intervals. Pembina's re-inspection frequency is typically three to seven years with intervals selected so that remaining defects are re-assessed and repaired before they have a material effect on pipe integrity.

Pembina has employed in-line inspection since the early 1970s, progressing to newer high resolution ILI technology in the late 1990s. As part of Pembina's ongoing IMP, 70 pipeline segments were inspected in 2012 compared to 66 in 2011. Several of the segments inspected in 2012 were inspected for the first time with a geometry tool which measures pipeline deformations which could be related to original construction damage, geotechnical movement and/or third-party hits. Approximately 49 line segments are scheduled for inspection in 2013.

For those line segments with higher susceptibility to crack failures, Pembina also employs specialized ultrasonic ILI crack detection technology. Between 2004 and 2011, Pembina has completed crack detection inspections on the Western Pipeline, portions of the Peace Pipeline (LaGlace to Fox Creek), the 12 inch and 20 inch lines from Fox Creek to Edmonton, the 16 inch crude line from Judy Creek to Edmonton, the 16 inch NGL line from Judy Creek to Edmonton and on the 22 inch Horizon Pipeline. In 2012, Pembina completed five ultrasonic inspections. These include a re-inspection of the Peace Pipeline 20 inch between Fox Creek and Edmonton, as well as first time inspection of the 16 inch Valleyview to Fox Creek, 10 inch Swan Hills to Namao, 16 inch Redwater to Pipeline Alley and 16 inch Judy Creek to Whitecourt pump station. In 2013, Pembina plans to run ultrasonic tools on an additional four pipeline segments. Data from these inspections is analyzed by Pembina and third-party technical experts, in conjunction with pipeline pressure data, to design appropriate mitigation, repair and re-assessment programs.

In addition to the IMP for pipeline assets, Pembina also has regularly scheduled inspection and repair programs for the above and below-ground storage tanks and pressure vessels. Pembina complies with inspection frequencies for pressure vessels set out by Pembina's Owner User Program, registered with the Alberta Boilers Safety Association ("ABSA") and for atmospheric storage tanks by ERCB Directive 55. In 2012, Pembina completed 32 vessel, 13 storage tank, and 51 sump tank inspections. For each inspection, repairs are conducted as required to ensure compliance to applicable codes and standards. In addition, in 2012 Pembina's pressure equipment integrity management plans were audited by the ABSA. Both audits resulted in only minor findings which have been addressed with ABSA. In 2013, Pembina is scheduled to inspect 57 pressure vessels, 40 storage tanks, 72 sump tanks, and 2 storage tubes (internal inspection).

In 2011, Pembina initiated a verification program (blanket inventory) of all pressure equipment. This program is currently at 80 percent complete and will be 100 percent by the fourth quarter of 2013.

Environmental Matters

Operation of Pembina's pipelines and other assets are subject to environmental controls in the form of approvals and compliance with applicable federal, provincial, and local laws and regulations. Such laws and regulations govern, among other things, operating and maintenance standards, emissions and waste discharge and disposal. Management believes that Pembina's facilities and operations meet or exceed those requirements.

To confirm regulatory compliance and conformance with Pembina's internal environmental standards, Pembina has in place a planned environmental audit program. As part of this program, regularly scheduled third-party environmental audits are conducted on a five-year rotating basis at various major facilities within a selected business each year. The program is designed such that each major facility is audited at least once every five years.

In addition, Pembina has an incident review panel (the "IRP"), which has been in place since first quarter 2010, that meets monthly and consists of operational, safety and environmental leaders as well as business Vice Presidents, the President and other members of the executive team. The IRP is focused on analyzing and understanding incident root causes, determining and completing resulting action plans to eliminate re-occurrence and more importantly ensuring that these learnings are fully communicated and implemented on a corporate-wide basis.

Environmental Incidents

Pembina's focus on integrity management and safe operations continues to result in low incident frequency and minimal environmental impact.

The July, 2011 Moosehorn release event clean-up efforts were substantially complete by the fourth quarter of 2011. In 2012, further site monitoring was undertaken with no additional contamination found and all soil replacement and final site contouring was completed in the fourth quarter of 2012. Final area seeding and tree planting will take place in mid-2013. A majority of these costs will be covered by insurance. Pembina met with Environment Canada in the first quarter of 2012 regarding this event and received a summary warning letter but no charges were laid. The ERCB published its final report on February 26, 2013 in relation to this event. Also in 2012, the 10 km segment of 8 inch pipeline was successfully replaced and the pipeline was back in full service in the second quarter of 2012.

Pembina spent approximately $3.3 million on other pre-existing spill sites in 2012, approximately $1.2 million on yearly environmental programs, monitoring and audits, and approximately $1.4 million on the update and maintenance of Pembina's Emergency Response Planning system and corporate security measures.

In addition to the environmental expenses associated with its operations, Pembina also invests in environmental assessment, planning and post-construction monitoring associated with capital projects.

Provisions

A provision is recognized if, as a result of a past event, the Corporation has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability. Provisions are re-measured at each reporting date based on the best estimate of the settlement amount. The unwinding of the discount rate (accretion) is recognized as a finance cost.

Decommissioning provision

The Corporation's activities give rise to dismantling, decommissioning and site disturbance remediation activities. A provision is made for the estimated cost of site restoration and capitalized in the relevant asset category.

Decommissioning obligations are measured at the present value, based on a risk-free rate, of management's best estimate of expenditure required to settle the obligation at the balance sheet date. Subsequent to the initial measurement, the obligation is adjusted at the end of each period to reflect the passage of time, changes in the risk-free rate and changes in the estimated future cash flows underlying the obligation. The increase in the provision due to the passage of time is recognized as finance costs whereas increases/decreases due to changes in the estimated future cash flows or risk free rate are added to or deducted from the cost of the related asset.

For more information with respect to the Corporation's estimated net present value of decommissioning obligations, see Note 14 to the Corporation's audited consolidated financial statements for the year ended December 31, 2012, which may be found on the Corporation's company profile on the SEDAR website at www.sedar.com and the EDGAR website at www.sec.gov.

Derivative Financial Instruments

The Corporation has entered into derivative financial instruments to limit the exposure to changes in commodity prices, interest rates, cost of power, and foreign exchange rates. Hedge accounting has not been applied; however, Pembina still considers that there is an economic hedge which limits the exposure to fluctuations in revenue and expenses.

For more information with respect to the Corporation's derivative financial instruments and financial risk management program, see "Market Risk Management Program" in the Corporation's management discussion and analysis for the year ended December 31, 2012, which section is incorporated by reference herein, and Note 27 to Pembina's audited consolidated financial statements for the year ended December 31, 2012, which note is incorporated by reference herein. Electronic copies of these documents can be found on the Corporation's company profile on the SEDAR website at www.sedar.com, in the Corporation's annual report on Form 40-F filed on the EDGAR website at www.sec.gov and on Pembina's website at www.pembina.com.

Pipeline Rights–of–Way and Land Tenure

Pembina's real property interests fall into two basic categories of ownership: (i) a number of locations, including many pumping stations and terminal and storage facilities, which are owned in fee simple; and (ii) the majority of locations which are covered by leases, easements, rights–of–way, permits or licences from landowners or governmental authorities permitting the use of such land for the construction and operation of a pipeline. Pembina believes that the operator of each of its pipeline assets has sufficient title to its property interests to permit the operation of such assets.

Indemnification and Insurance

Pembina maintains insurance to provide coverage in relation to the ownership and operation of its pipeline assets, gas services assets, as well as on the Storage Facility and its other midstream assets. Insurance coverage for Pembina's assets currently includes: (i) property insurance coverage, providing coverage on the property and equipment that is above-ground and pipelines at river crossings, with recovery based upon replacement costs, and, where necessary, business interruption coverage for loss of income arising from specific property damage; and (ii) comprehensive general liability coverage, providing coverage for actions by third parties. The latter coverage includes Pembina's sudden and accidental pollution coverage, which specifically insures against certain claims for damage from leaks or spills.

In addition, Pembina maintains director and officer liability coverage consistent with industry practice.

Pembina believes that it has procured such insurance coverage as would be maintained by a prudent owner and operator of the type of assets owned and operated by Pembina. This insurance coverage is subject to limits and exclusions or limitations on coverage that Pembina considers reasonable given the cost of procuring insurance and current operating conditions. However, there can be no assurance that insurance coverage will be adequate in any particular situation.

Employees

As at December 31, 2012, Pembina employed 758 personnel, of which 417 were engaged in the performance of field operations and superintendence activities, and 341 were engaged in the performance of facilities engineering, systems, management, finance, accounting, administration, human resources, information services, drafting, business development and safety and environmental service activities. Of the above field operation employees, 13 are unionized. Pembina's workforce is relatively stable with limited turnover and employees are financially encouraged to remain in Pembina's employment through options to purchase Common Shares, long-term incentive programs and pension plans, all which vest over time.

Corporate Social Responsibility

Pembina is committed to maintaining a high standard of corporate governance and ethical practices, both within the corporate boardroom and throughout its operations. Pembina's corporate governance practices are designed with a view to:

•	Ensure it operates in a safe, reliable and environmentally responsible manner.

•	Ensure it meets its obligations to all regulatory bodies, business partners, customers, stakeholders, employees and shareholders; and

•	Ensure its businesses are effectively managed in the best interests of all stakeholders.

Code of Ethics

The Board of Directors has adopted a Code of Ethics which applies to all directors, officers, employees and certain contractors of Pembina. The Code of Ethics is available at Pembina's website at www.pembina.com

In support of the Code of Ethics, Pembina has adopted various business conduct policies covering matters, including but not limited to ethics, disclosure, insider trading and conflicts of interest, and has adopted a number of specific procedures and guidelines to facilitate compliance with the Code of Ethics and the various policies.

The policies include the:

•	Health, Safety and Environment Policy
•	Respectful Workplace Policy
•	Aboriginal Relations Policy
•	Whistleblower Policy
•	Corporate Security Management Policy

Health, Safety and Environment ("HSE") Policy

HSE are top priorities in all of Pembina's operations and business activities. The Corporation is committed to being an industry leader in conducting its business so that it meets or exceeds all applicable laws and regulations and to protecting the health and safety of workers, the public and safeguarding the environment affected by its activities. Pembina is also committed to improving its HSE performance. These areas are of paramount importance to management, employees and contractors at the Corporation. Pembina believes that excellence in health, safety and environmental practices is essential to the well-being of the Corporation.

The Health, Safety and Environment Committee of Pembina's Board of Directors monitors compliance with the HSE Policy through regular reporting. Pembina's integrated HSE management system is modeled after the International Organization for Standardization standard for environmental management systems, ISO 14001; and the Occupational Health and Safety Assessment Series (OHSAS 18001) for occupational health and safety. The Corporation's HSE management system conforms to external industry consensus standards and voluntary regulatory programs and complies with applicable legislated requirements and various other internal management systems. Management is informed regularly of all important and/or significant HSE operational issues and initiatives through formal reporting and incident management processes, including tracking all "close calls." The HSE management system is subject to ongoing internal and external review to ensure that it remains effective as circumstances change.

Respectful Workplace Policy

Pembina is committed to providing a workplace that is pleasant, healthy, comfortable, and free from intimidation, hostility or other offenses which might interfere with work performance. Employees are expected to treat each other with mutual respect, fairness and dignity. Discrimination or harassment of any sort will not be tolerated. The purpose of this policy is to create a respectful workplace through the prevention and quick resolution of harassment and/or discrimination.

Aboriginal Relations Policy

By striving for positive and mutually-beneficial relationships with Aboriginal leadership and communities, Pembina employees, consultants and contractors will help build continued success for Pembina’s existing and expanding systems and other businesses. Pembina desires to enter into lasting and mutually-beneficial relationships with all Aboriginal peoples affected by its operations.

Whistleblower Policy

Pembina is committed to high standards of professional and ethical conduct in all activities. Our reputation for honesty and integrity among our stakeholders is key to the success of our business. The transparency, honesty, integrity and accountability of Pembina's financial, administrative and management practices are vital. These high standards guide the decisions of the Board of Directors and are relied upon by Pembina's stakeholders and the financial markets.

For these reasons, it is critical to maintain a workplace where concerns regarding questionable business practices can be raised without fear of any discrimination, retaliation or harassment. This reporting mechanism invites employees to act responsibly to uphold the reputation of Pembina and maintain public confidence. Encouraging a culture of openness and ethical leadership from management will also help this process. This policy is intended to encourage and enable stakeholders to raise serious concerns within the Corporation rather than overlooking a problem or seeking a resolution of the problem outside the Corporation.

Corporate Security Management Policy

The Corporation is committed to protecting the safety of its workers, the public, and to safeguarding Pembina's facilities and information. These areas are of paramount importance to management, employees and contractors at the Corporation. Pembina believes that excellence in security management is essential to the well-being of the Corporation. As such, the Corporation is committed to identifying security risks and establishing appropriate programs and procedures to reduce these risks to an acceptable level, and to testing these programs and procedures to assess their effectiveness on a regular basis.

Corporate Governance

Pembina's Board and management are committed to the highest standards of ethical conduct and corporate governance.

Pembina is a public company listed on the TSX and the NYSE, and it recognizes and respects rules and regulations in both Canada and the U.S.

The Corporation's corporate governance practices comply with the Canadian governance guidelines, which include the governance rules of the Canadian Securities Administrators (''CSA''):

•	National Instrument 52-110, Audit Committees (Canadian audit committee rules);

•	National Policy 58-201, Corporate Governance Guidelines; and

•	National Instrument 58-101, Disclosure of Corporate Governance Practices.

Pembina also complies with the governance listing standards of the NYSE and the governance rules of the SEC that applies to foreign private issuers.

The Corporation's governance practices comply with the NYSE standards for U.S. companies in all significant respects, except as summarized on the Corporation's website at www.pembina.com. As a non-U.S. company, the Corporation is not required to comply with most of the governance listing standards of the NYSE. As a foreign private issuer, however, we must disclose how our governance practices differ from those followed by U.S. companies that are subject to the NYSE standards.

Pembina benchmarks its policies and procedures against major North American companies to assess its standards, and it adopts best practices as appropriate. Some of its best practices are derived from the NYSE rules and comply with applicable rules adopted by the SEC to meet the requirements of the Sarbanes-Oxley Act of 2002 and the Dodd-Frank Wall Street Reform and Consumer Protection Act.

Further information about Pembina's corporate governance can be found on the Corporation's website at www.pembina.com under the heading Governance.

WESTERN CANADIAN OIL AND GAS INDUSTRY

General

Western Canada is the major source of conventional crude oil, SCO, natural gas, bitumen and related products (including NGL and condensate) in Canada. Domestic crude oil and natural gas production in the west comes primarily from Alberta with lesser amounts from British Columbia, Saskatchewan, Manitoba and the Northwest Territories. SCO comes from the oil sands developments near Fort McMurray, Alberta. Efficient, low cost, and safe transportation by pipeline, rail and truck from producing fields to refineries, processing plants and domestic and export markets is essential to the Canadian oil and gas industry.

The discussion below provides an overview of the Canadian crude and heavy oil industry, the NGL industry and midstream service provider industry.

Canadian Crude and Heavy Oil Overview

Western Canada has one of the world’s largest crude oil reserves. Over the past number of years, the crude oil industry in Alberta and western Canada in general has experienced a resurgence due to the implementation of improved drilling technologies which have enabled increased recoveries and well economics. The WCSB was once considered to be a declining resource, but these technologies (multi-stage hydraulic fracturing) have allowed producers to access tighter areas of the reserve, which were previously considered to be uneconomical.

Bitumen occurs naturally in oil sands. Once recovered and processed to separate the bitumen from the oil sands and upgraded, SCO is produced. Bitumen may be recovered in two ways. Approximately 20 percent of bitumen in Alberta occurs in oil sands near enough to the surface that it can be mined and moved by trucks to a cleaning facility. The remaining 80 percent of Alberta's oil sands must be extracted using a variety of in–situ processes. These in–situ processes use steam, solvents or thermal energy to allow the bitumen to be pumped to the surface. Because bitumen is so viscous, it requires dilution with lighter hydrocarbons, such as condensate, to make it transportable by pipelines.

Condensate is the “heaviest” gas liquid. As producers increase their production of oil sands and heavy oil, there is a growing demand for condensate. With assets spanning across the crude oil, condensate and NGL value chains, Pembina is uniquely positioned to provide customers with access to condensate via pipeline or rail.

Pipelines continue to be the most economical and dominant mode of transportation for crude oil, condensate, and heavy oil; however, given the extensive rail infrastructure spanning across North America, transporting hydrocarbon products by rail is gaining momentum.

Product Transportation: Feeder Pipeline Systems

Feeder pipeline systems gather petroleum products from producing fields and facilities for transport to regional centres for storage, fractionation, refining and connection to larger pipelines. From these centres, petroleum products are further transported by export pipeline systems either to domestic markets in western or eastern Canada or to markets in the northern United States for end–use, or used as feedstock in refineries or the petrochemical industry. The major operational centre for the Canadian oil and natural gas industry is the Edmonton/Fort Saskatchewan area of Alberta, which is the largest crude oil refining area in western Canada and a major fractionation and market hub area for NGL and related products. In addition, the Edmonton/Fort Saskatchewan area is the hub of the Alberta feeder pipeline network and the starting point of many large Canadian export pipelines.

All of Pembina's pipelines are feeder pipeline systems. The conventional pipelines collectively transported approximately 480.2 mbpd of crude oil, condensate and NGL products in 2012. The conventional pipelines transport the majority of its product into the Edmonton/Fort Saskatchewan, Alberta area, while a smaller amount is delivered into Kamloops, B.C. Pembina's oil sands and heavy oil pipelines had a combined contracted capacity of 870 mbpd in 2012. These pipelines primarily transport product from established production fields in their respective service areas, the Syncrude Project or the Horizon Project, into the refining and export pipeline centres at Edmonton/Fort Saskatchewan. The Cheecham Lateral transports SCO from an existing pump station on the Syncrude Pipeline to a terminalling facility located near Cheecham, Alberta, where it is then used as diluent for oil sands projects in the area. The Nipisi Pipeline and Mitsue Pipeline provide diluted heavy oil and diluent transportation for operators in the Pelican Lake and Peace River heavy oil regions of Alberta.

Feeder pipeline gathering systems generally experience lower volumes during the spring months as a result of reduced drilling primarily due to weight restrictions on roads, producers conducting maintenance on their batteries and gas plant turnarounds. The magnitude and duration of road weight restrictions are dependent upon spring weather conditions. Many battery operators also perform maintenance work on production facilities during the spring months. Road restrictions and battery maintenance can also impact gathering pipeline receipts during the fall months, although the impact on throughput is generally less pronounced than during the spring months.

Product Transportation: Export Liquids Pipeline Systems

The export liquids pipelines originating in the Edmonton and Fort Saskatchewan area are the TransMountain Pipeline, the Enbridge Pipeline and the Cochin Pipeline. Crude oil and refined products delivered to domestic and export markets on the west coast are transported through the Express Pipeline. Crude oil and refined products delivered to eastern Canada and the northern United States are transported through the Enbridge Pipeline. NGL delivered to eastern Canadian and export markets are transported through the Enbridge Pipeline and the Cochin Pipeline. With respect to the Cochin Pipeline, Kinder Morgan Energy Partners has completed a successful binding open season for reversing the pipeline which, subject to necessary approvals, is expected to allow for a new service to move condensate from Illinois to existing terminal facilities near Fort Saskatchewan, Alberta in 2014. Should this project proceed, the Cochin Pipeline would no longer be considered an export pipeline. The TCPL Keystone Pipeline and Express Pipeline also exports crude oil from Hardisty, Alberta. However, none of Pembina's systems are directly connected to Hardisty.

In recent years, there has been an increase in the export pipeline capacity available to transport crude oil and NGL from western Canada to markets in eastern Canada and eastern and midwestern United States. Pembina anticipates that this additional export capacity, together with continued exploration activity within its service areas, will maintain the future utilization of its existing feeder pipeline systems.

NGL Overview

The Canadian NGL industry involves the production, storage, transportation and marketing of products that are extracted from natural gas prior to its sale to end-use customers. The profitability of the industry is based on the products extracted being of greater economic value as separate commodities (net of the costs of extraction) than as components of natural gas.

Natural gas is a mixture of various hydrocarbon components, the most abundant of which is methane. The higher value hydrocarbons, which include ethane (C2), propane (C3), butane (C4) and condensate (C5+), are generally in gaseous form at the pressures and temperatures under which natural gas is gathered and transported. NGL extraction facilities recover certain higher value hydrocarbons, such as ethane, propane, butane and condensate, from natural gas for sale in a liquid form. Almost 90 percent of NGL supply in western Canada is derived from natural gas processing, with the remainder derived from the refining of crude oil.

The NGL value chain begins with the gathering of gas that is produced. The gas then gets processed through field processing plants, mainline extraction facilities and fractionation facilities in order to remove high value NGL, as well as water, sulphur and other impurities. The value chain culminates with the transportation and eventual sale of NGL to the final customer.

Condensate is produced naturally at the well-head when natural gas is brought to the surface at a gas well. Typically the condensate is separated from the natural gas at the field gas plant. The condensate is then either trucked to a connection point on a pipeline capable of transporting condensate, or the natural gas plant may be connected directly to a feeder pipeline by a small pipeline called a gathering system.

NGL Extraction

NGL is recovered at three distinct types of facilities: natural gas field plants, natural gas mainline straddle plants and oil refineries. Field plants process raw natural gas, which is produced from wells in the immediate vicinity, to remove impurities such as water, sulphur and carbon dioxide prior to the delivery of natural gas to the major natural gas pipeline systems. Field plants also remove almost all pentanes-plus and as much as 65 percent of propane and 80 percent of butane in order to meet pipeline specifications. Most field plants do not extract ethane but leave it in the natural gas. Once processed, the sales gas is then compressed and delivered to one of the major market systems which include the ATCO Gas and Pipelines Ltd. gas transmission system, the Alliance Pipeline Limited Partnership system, the Nova Gas Transmission Ltd. system and the Spectra system in British Columbia. In the Province of Alberta, any NGL and ethane remaining in the natural gas is extracted at mainline straddle plants prior to export. Pembina has ownership interests in four of the six mainline straddle plants on the Nova Gas Transmission system in the Empress area and the Younger Extraction plant on the Spectra system.

Extracted NGL is in a mixed state (either ethane-plus or propane-plus), which must be further processed in subsequent steps to separate out the individual products. At most field facilities, only sufficient NGL to make the residual gas marketable is extracted; however, with the addition of enhanced processing facilities such as Pembina's Musreau Deep Cut Facility (an example of a gas plant) and Pembina's Empress plant (an example of a mainline straddle plant) further NGL extraction is possible to ensure the maximum amount of NGL is recovered. NGL products have historically been priced relative to oil, so this additional level of recovery is dependent on the relative value between oil and natural gas. As the relative price of oil versus natural gas increases, the impetus for this activity is increasingly wide spread.

NGL Fractionation

NGL mix extracted at field plants and straddle plants is transported to fractionation facilities, which enhances its value by separating the mix into its components: ethane, propane, butane and pentanes-plus. Fractionation generally does not occur at field plants, but rather at a central location. NGL mixes are moved by truck or pipeline to fractionation facilities. Once fractionated, the products are then transported to markets by pipeline, truck or rail.

NGL Transportation

The efficient movement of NGL products in Canada requires significant infrastructure, including transportation assets (pipelines, trucks, rail cars), storage facilities, and terminals (rail and truck). The most efficient and the lowest-cost means for moving NGL products to markets is by pipeline. The Canadian energy sector has an extensive pipeline network for the transportation of natural gas to field plants and extraction facilities, and NGL to fractionation facilities, petrochemical complexes, underground storage facilities and the final customer. Truck and rail account for a significant amount of the NGL transported, with pipelines serving as the main mode of transport.

NGL Storage

Storage assets offer a number of key strategic advantages, which include: (i) providing the necessary operational buffer between production of NGLs (which varies daily depending on gas flows and composition) and their consumption (which can vary from day-to-day and season-to-season depending on market needs); (ii) allowing NGL sellers to store inventory to accommodate outages in NGL fractionation plants; and (iii) exploiting seasonal price differentials that may develop over the course of a year (particularly for propane and butane).

NGL Marketing

The markets for NGL are North American in scope with end uses varying substantially by product. NGL are used directly as heating and transportation fuels and also as a feedstock for the petrochemical and crude oil refining industries. Ethane is used primarily as feedstock for the petrochemical industry. Propane is the most versatile of the NGL products from a marketing perspective. Uses for propane include home and commercial heating, crop drying, cooking and motor fuel. Butane is used primarily in gasoline blending, either directly or in the production of iso-octane and as a diluent for heavy oil. Pentanes-plus is used primarily as a diluent to blend with heavy crudes to decrease the viscosity and density of these crudes, allowing them to be transported in pipelines. In addition, pentanes-plus are used as a refinery feedstock in the production of gasoline.

Crude oil, SCO and NGL produced in Canada are transported to market through extensive gathering and transportation systems – feeder pipeline systems and export pipeline systems – discussed above.

Midstream Services for Crude Oil, SCO & NGL

Growth in crude oil midstream opportunities is largely focused on receipt and delivery terminals, storage and other hub services. Crude oil production ends up being consumed in refineries. Refineries can be located anywhere along the value chain, from the outlet of a feeder pipeline to mid-point hubs to transmission pipeline end-points, to the international locations accessible to marine transport. For demand locations directly connected to Pembina's feeder pipelines, there is a requirement for the service of managing supply and balancing between the pipeline and the customer. With changes to crude oil production, declines in conventional volumes and the growth in heavy oil, there is an interest by refiners in having custom blends produced to optimize their process without having to undertake major capital projects to reconfigure the refineries for a changing crude production slate. Where pipelines converge, there is also a requirement to manage the product flow between the systems. Historically this has been buffered through tankage downstream of Pembina's operations. As the storage is owned by others, it may or may not meet Pembina's requirements. There is an internal demand for hub storage which will not only buffer flows for downstream deliveries, but also smooth operation of Pembina's complex batched conventional pipelines. As a further service category, with the growth in demand for diluents for heavy oil transportation, there is a growing demand to manage diluents prior to injection into the various diluent delivery pipelines. This demand includes accessing the greatest variety of diluents, managing specific diluent blends to differing customer needs and storage.

On the receipt side, Pembina's truck terminals are a means for oil, condensate and NGL production, which is not pipeline connected, to secure access to transportation to market. With the growth in multi-stage fractionation and production techniques, there is also growing demand to treat emulsion, oil-water mixtures and waste water, prior to being ready for sale and accepted into a pipeline. The treating of emulsion and disposal of associated water at full-service truck terminal facilities is a business expansion opportunity for Pembina. In 2012, Pembina started construction on a joint venture full-service terminal in the Judy Creek, Alberta area which has an estimated project completion date of April 2013.

DESCRIPTION OF THE CAPITAL STRUCTURE OF THE CORPORATION

The authorized capital of the Corporation consists of an unlimited number of Common Shares and an unlimited number of Internal Preferred Shares. As of December 31, 2012, there were 293,226,473 Common Shares outstanding, 3,531,638 Common Shares reserved for issuance pursuant to the Option Plan, 10,498,284 Common Shares reserved for issuance pursuant to the Series C Convertible Debentures, 6,901,925 Common Shares reserved for issuance pursuant to the Series E Convertible Debentures, 5,839,621 Common Shares reserved for issuance pursuant to the Series F Convertible Debentures and 101,400,000 Internal Preferred Shares outstanding (all of which Internal Preferred Shares are owned by the Corporation's wholly-owned subsidiary, Alberta Oil Sands Pipeline Ltd.).

The following is a summary of the rights, privileges, restrictions and conditions attaching to the Common Shares and the Internal Preferred Shares.

Common Shares

Holders of Common Shares are entitled to receive notice of and to attend all meetings of Shareholders and to one vote at such meetings for each Common Share held. The holders of the Common Shares are, at the discretion of the Board of Directors and subject to applicable legal restrictions, entitled to receive any dividends declared by the Board of Directors on the Common Shares, and are entitled to share in the remaining property of Pembina upon liquidation, dissolution or winding up, subject to the rights of the Internal Preferred Shares, described below.

Internal Preferred Shares

Holders of Internal Preferred Shares shall not be entitled to receive notice of, to attend or to vote at any meeting of the Shareholders, except as required by law. The Internal Preferred Shares are retractable and redeemable at the option of the holder thereof and the Corporation, respectively. The price or consideration payable at which each Internal Preferred Share shall be retracted or redeemed (the "Redemption Amount") shall be the fair market value of the consideration received thereof as determined by the Board of Directors at the time of issuance of the Internal Preferred Shares, as adjusted from time to time pursuant to the terms of the Internal Preferred Shares.

If at any time a holder of Internal Preferred Shares ceases to be, or is not, a direct or indirect wholly owned subsidiary of the Corporation, the Corporation, with or without knowledge of such event, shall be deemed, without further action or notice, to have automatically redeemed all of the Internal Preferred Shares held by such holder in exchange for the Redemption Amount.

The holders of Internal Preferred Shares shall be entitled to receive, if and when declared by the Board of Directors, preferential non-cumulative dividends based on the Redemption Amount applicable to such shares at the rate to be set by the Board of Directors.

Upon the liquidation, dissolution or winding-up of the Corporation, the holders of Internal Preferred Shares shall be entitled to receive for each such share, in priority to the holders of Common Shares, the Redemption Amount per share together with all declared but unpaid dividends thereon.

Premium Dividend™ and Dividend Reinvestment Plan

The Corporation reinstated the DRIP effective as of the January 25, 2012 record date and the corresponding dividend was paid on February 15, 2012. The DRIP provides Shareholders the opportunity, subject to eligibility restrictions, withholding taxes and prorating as provided for in the plan, to either receive a cash payment equal to 102 percent of any cash dividends otherwise payable by the Corporation or accumulate additional Common Shares at a 5 percent discount to an average market price. Pembina will determine, for each dividend payment date during a period for which the DRIP is not suspended, the amount of new equity or premium cash payments, if any, that will be made available under the DRIP on that date.

Convertible Debentures

Series C Convertible Debentures

On November 17, 2010, Pembina issued $300,000,000 aggregate principal amount of Series C Convertible Debentures at a price of $1,000 per Series C Convertible Debenture, which bear interest at an annual rate of 5.75 percent payable semi-annually on May 31 and November 30 in each year commencing May 31, 2011 and have a maturity date of November 30, 2020. The Series C Convertible Debentures are listed on the TSX under the symbol "PPL.DB.C".

Each Series C Convertible Debenture is convertible into Common Shares at the option of the holder at any time prior to the close of business on November 30, 2020 and the business day immediately preceding the date specified for redemption by Pembina of the Series C Convertible Debentures, at a conversion price of $28.55 per Common Share, subject to adjustment in certain events. Pembina may, at its option on or after November 30, 2014 and prior to November 30, 2016, elect to redeem the Series C Convertible Debentures in whole or in part, provided that the volume weighted average trading price of the Common Shares on the TSX during the 20 consecutive trading days ending on the fifth trading day preceding the date on which the notice of redemption is given is not less than 125 percent of the conversion price of the Series C Convertible Debentures. On or after November 30, 2016, the Series C Convertible Debentures may be redeemed in whole or in part at the option of Pembina at a price equal to their principal amount plus accrued and unpaid interest. Pembina can elect to pay interest on the Series C Convertible Debentures by issuing Common Shares.

As at December 31, 2012, $299.7 million principal amount of Series C Convertible Debentures were outstanding.

Series E and Series F Convertible Debentures

Pursuant to the Provident Acquisition, Pembina assumed all of the rights and obligations of Provident related to the Series E Convertible Debentures and Series F Convertible Debentures, which are now listed on the TSX under the symbols "PPL.DB.E" and "PPL.DB.F", respectively.

The Series E Convertible Debentures were issued November 1, 2010 in the principal aggregate amount of $172,500,000, which bear interest at an annual rate of 5.75 percent payable semi-annually on June 30 and December 31 and have a maturity date of December 31, 2017. Each Series E Convertible Debenture is convertible into Common Shares at the option of the holder at any time prior to the close of business on December 31, 2017 and the business day immediately preceding the date specified for redemption by Pembina of the Series E Convertible Debentures, at a conversion price of $24.94 per Common Share, subject to adjustment in certain events. Pembina may, at its option on or after December 31, 2013 and prior to December 31, 2015, elect to redeem the Series E Convertible Debentures in whole or in part, provided that the volume weighted average trading price of the common price of the shares on the TSX during the 20 consecutive trading days ending on the fifth trading day preceding the date on which the notice of redemption is given is not less than 125 percent of the conversion price of the Series E Convertible Debentures. On or after December 31, 2015, the Series E Convertible Debentures may be redeemed in whole or in part at the option of Pembina at a price equal to their principal amount plus accrued and unpaid interest. Any accrued unpaid interest will be paid in cash.

As at December 31, 2012, $172.1 million principal amount of Series E Convertible Debentures were outstanding.

The Series F Convertible Debentures were issued April 29, 2011 in the principal aggregate amount of $172,500,000, which bear interest at an annual rate of 5.75 percent payable semi-annually on June 30 and December 31 and have a maturity date of December 31, 2018. Each Series F Convertible Debenture is convertible into Common Shares at the option of the holder at any time prior to the close of business on December 31, 2017 and the business day immediately preceding the date specified for redemption by Pembina of the Series F Convertible Debentures, at a conversion price of $29.53 per Common Share, subject to adjustment in certain events. Pembina may, at its option on or after December 31, 2014 and prior to December 31, 2016, elect to redeem the Series F Convertible Debentures in whole or in part, provided that the volume weighted average trading price of the common price of the shares on the TSX during the 20 consecutive trading days ending on the fifth trading day preceding the date on which the notice of redemption is given is not less than 125 percent of the conversion price of the Series F Convertible Debentures. On or after December 31, 2016, the Series F Convertible Debentures may be redeemed in whole or in part at the option of Pembina at a price equal to their principal amount plus accrued and unpaid interest. Any accrued unpaid interest will be paid in cash.

As at December 31, 2012, $172.4 million principal amount of Series F Convertible Debentures were outstanding.

Credit Facilities

Pembina's credit facilities as at December 31, 2012 consisted of an unsecured $1,500 million revolving credit facility due March 20, 2017 (the "Revolving Credit Facility") and an unsecured operating facility of $30 million due July 2013 (the "Operating Credit Facility", and together with the Revolving Credit Facility, the "Credit Facilities"). Borrowings on the Credit Facilities bear interest at prime lending rates plus nil to 1.25 percent or Bankers' Acceptances rates plus 1.00 percent to 2.25 percent. Margins on the Credit Facilities are based on the credit rating of Pembina's senior unsecured debt. There are no repayments due over the term of the Credit Facilities. As at December 31, 2012, Pembina had $525 million drawn on bank debt, $0.1 million in letters of credit and $27.3 million in cash, leaving $1,032.3 million of unutilized debt available under the Credit Facilities. In addition, as at December 31, 2012, Pembina had $14.3 million in letters of credit issued in a separate demand letter of credit facility. In October 2012, Pembina used the net proceeds of the offering of the Medium Term Notes, Series 2 to repay a portion of the Credit Facilities.

In addition, Pembina has a $75 million senior unsecured term credit facility from a Canadian chartered bank at a fixed rate of 6.16 percent and which matures on May 20, 2014 (the "Term Facility"). Pembina, on a consolidated basis, is required under the Term Facility to meet certain financial covenants which mirror the covenants with respect to the Credit Facilities, and is subject to customary positive and negative covenants relating to its operations and activities, including restrictions on the granting of security, incurring indebtedness and the sale of its assets.

Medium Term Notes

Medium Term Notes, Series 1

On March 29, 2011, the Corporation issued and sold $250 million aggregate principal amount of Medium Term Notes, Series 1. The Medium Term Notes, Series 1 have an annual coupon rate of interest of 4.89 percent and mature on March 29, 2021. Pembina's obligations under the Medium Term Notes, Series 1 and the Medium Term Note Indenture are guaranteed by certain subsidiaries of Pembina.

Pembina may redeem the Medium Term Notes, Series 1, either in whole at any time, or in part from time to time, upon not less than 30 and not more than 60 days prior notice, at a price equal to the greater of (i) par and (ii) the Canada Yield Price (as defined below), plus, in either case, accrued but unpaid interest, if any, to but excluding, the date of redemption. "Canada Yield Price" means, in effect, a price equal to the price of the Medium Term Notes, Series 1 calculated in accordance with generally accepted financial practice in Canada to provide a yield to maturity equal to the Government of Canada Yield (as defined below) plus 0.395 percent per annum for the Medium Term Notes, Series 1 issued on March 29, 2011. "Government of Canada Yield" means, on any date, in effect, the yield to maturity on such date compounded semi-annually which a non-callable Government of Canada bond would carry if issued, in Canadian dollars in Canada, at 100 percent of its principal amount on such date with a term to maturity equal to the remaining term to maturity of the Medium Term Notes, Series 1. The Government of Canada Yield will be the average of the yields determined by two major Canadian investment dealers selected by Pembina. In certain circumstances following a Change of Control (as such term is defined in the Medium Term Note Indenture) and a resulting downgrade in the ratings of the Medium Term Notes, Series 1 to below an investment grade, Pembina will be required to make an offer to repurchase all or, at the option of any holder of Medium Term Notes, Series 1, any part, at a purchase price payable in cash equal to 101 percent of the aggregate outstanding principal amount thereof plus accrued and unpaid interest, if any, to the date of purchase.

Medium Term Notes, Series 2

On October 29, 2012, the Corporation issued and sold $450 million aggregate principal amount of Medium Term Notes, Series 2. The Medium Term Notes, Series 2 have an annual coupon rate of interest of 3.77 percent and mature on October 24, 2022. Pembina's obligations under the Medium Term Notes, Series 2 and the Medium Term Note Indenture are guaranteed by certain subsidiaries of Pembina.

Pembina may redeem the Medium Term Notes, Series 2, either in whole at any time, or in part from time to time, upon not less than 30 and not more than 60 days prior notice, at a price equal to the great of (i) par and (ii) the Canada Yield Price (as defined below), plus, in either case, accrued but unpaid interest, if any, to but excluding the date of redemption. "Canada Yield Price" means, in effect, a price equal to the price of the Medium Term Notes, Series 2 calculated in accordance with generally accepted financial practice in Canada to provide a yield to maturity equal to the Government of Canada Yield plus 0.46 percent per annum for the Medium Term Notes, Series 2 issued October 29, 2012. "Government of Canada Yield" means, on any date, in effect, the yield to maturity on such date compounded semi-annually which a non-callable Government of Canada bond would carry if issued, in Canadian dollars in Canada, at 100 percent of its principal amount on such date with a term to maturity equal to the remaining term to maturity of the Medium Term Notes, Series 2. The Government of Canada Yield will be the average of the yields determined by two major Canadian investment dealers selected by Pembina. In certain circumstances following a Change of Control (as such term is defined in the Medium Term Note Indenture) and a resulting downgrade in the ratings of the Medium Term Notes, Series 2 to below an investment grade, Pembina will be required to make an offer to repurchase all or, at the option of any holder of Medium Term Notes, Series 2, any part, at a purchase price payable in cash equal to 101 percent of the aggregate outstanding principal amount thereof plus accrued and unpaid interest, if any, to the date of purchase.

Other Debt

Other debt at December 31, 2012 included $175 million in Series A senior unsecured notes bearing interest at 5.99 percent payable semi-annually due 2014 (the "Series A Senior Notes"); $267 million in Series D senior unsecured notes bearing interest at 5.91 percent payable semi-annually due 2019 (the "Series D Senior Notes"); and $200 million in Series C unsecured notes bearing interest at 5.58 percent payable semi-annually due 2021 (the "Series C Senior Notes"). The Senior Notes are subject to the maintenance of certain financial ratios.

Subsidiary Debt

In connection with the Provident Acquisition, Pembina acquired a two-thirds ownership interest in Provident's subsidiary, Three Star Trucking Ltd. ("Three Star"). Three Star's debt is comprised of fixed rate, demand loans secured by specific assets of Three Star. As at December 31, 2012, the weighted average interest rate was 5.04 percent.

Credit Ratings

The following information with respect to Pembina's credit ratings is provided as it relates to Pembina's financing costs and liquidity. Specifically, credit ratings affect Pembina's ability to obtain short-term and long-term financing and the cost of such financing. A reduction in the current ratings on Pembina's debt by its rating agencies, particularly a downgrade below investment grade ratings, could adversely affect Pembina's cost of financing and its access to sources of liquidity and capital. In addition, changes in credit ratings may affect Pembina's ability to, and the associated costs of, entering into normal course derivative or hedging transactions. Credit ratings are intended to provide investors with an independent measure of credit quality of any issues of securities. The credit ratings assigned by the rating agencies are not recommendations to purchase, hold or sell the securities nor do the ratings comment on market price or suitability for a particular investor. Any rating may not remain in effect for a given period of time or may be revised or withdrawn entirely by a rating agency in the future if in its judgement circumstances so warrant.

DBRS Limited

DBRS Limited ("DBRS") has assigned a debt rating of "BBB" to each of the Medium Term Notes, Series 1 and Medium Term Notes, Series 2. DBRS also rates Pembina's senior unsecured notes 'BBB'.

The BBB rating is the fourth highest of DBRS' ten rating categories for long–term debt, which range from AAA to D. DBRS uses "high" and "low" designations on ratings from AA to C to indicate the relative standing of securities being rated within a particular rating category. The absence of a "high" or "low" designation indicates that a rating is in the "middle" of the category. The BBB rating indicates that, in DBRS's view, the rated securities are of adequate credit quality. Protection of interest and principal is considered acceptable, but the entity is fairly susceptible to adverse changes in financial and economic conditions, or there may be other adverse conditions present which reduce the strength of the entity and its rated securities.

When a significant event occurs that directly impacts the credit quality of a particular entity or group of entities, DBRS will attempt to provide an immediate rating opinion. However, if there is uncertainty regarding the outcome of the event, and DBRS is unable to provide an objective, forward-looking opinion in a timely fashion, then the ratings of the issuer will be placed "Under Review."

Standard & Poor's

Standard & Poor's Rating Services, a division of The McGraw-Hill Companies ("S&P") has a long-term corporate credit rating on Pembina of 'BBB'. S&P also has assigned a rating of "BBB" to the Medium Term Notes, Series 1 and Medium Term Notes, Series 2.

The BBB rating is the fourth highest rating, of S&P's ten rating categories for long–term debt which range from AAA to D. The ratings from AA to CCC may be modified by the addition of a plus (+) or minus (–) sign to show relative standing within the major rating categories.

Issues of debt securities rated BBB are judged by S&P to exhibit adequate protection parameters. However, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of the obligor to meet its financial commitment on the obligation.

These securities ratings are not recommendations to purchase, hold or sell the securities inasmuch as such ratings do not comment as to market price or suitability for a particular investor. There is no assurance that any rating will remain in effect for any given period of time or that any rating will not be revised or withdrawn entirely by a rating agency in the future if, in its judgment, circumstances so warrant.

See "Risk Factors – General Risk Factors – Credit Ratings".

RISK FACTORS

The following information is a summary only of certain risk factors relating to Pembina or an investment in securities of the Corporation or its subsidiaries and is qualified in its entirety by reference to, and must be read in conjunction with, the detailed information appearing elsewhere in this Annual Information Form. Shareholders and prospective investors should carefully consider these risk factors before investing in Pembina's securities, as each of these risks may negatively affect the trading price of Pembina's securities, the amount of dividends paid to Shareholders and the ability of Pembina to fund its debt obligations, including debt obligations under its outstanding convertible debentures and any other debt securities that Pembina may issue from time to time.

Investors should carefully consider the risk factors set out below and consider all other information contained herein and in the Corporation's other public filings before making an investment decision.

Pembina continually works to mitigate the impact of potential risks to its business by identifying all significant risks so that they can be appropriately managed. To assist with identifying risk, the Corporation has implemented a comprehensive enterprise risk management program.

Risks Inherent in Pembina's Business

Operational Risks

Operational risks include: pipeline leaks; the breakdown or failure of equipment, information systems or processes; the performance of equipment at levels below those originally intended (whether due to misuse, unexpected degradation or design, construction or manufacturing defects); spills at truck terminals and hubs; failure to maintain adequate supplies of spare parts; operator error; labour disputes; disputes with interconnected facilities and carriers; operational disruptions or apportionment on third-party systems or refineries which may prevent the full utilization of Pembina's pipelines; and catastrophic events such as natural disasters, fires, explosions, fractures, acts of terrorists and saboteurs, and other similar events, many of which are beyond the control of Pembina. The occurrence or continuance of any of these events could increase the cost of operating Pembina's assets or reduce revenue, thereby impacting earnings.

Pembina is committed to preserving customer and Shareholder value by proactively managing operational risk through safe and reliable operations. Senior managers are responsible for the daily supervision of operational risk by ensuring appropriate policies and procedures are in place within their business units and internal controls are operating efficiently. Pembina also has an extensive program to manage system integrity, which includes the development and use of in–line inspection tools and various other leak detection technologies. Maintenance, excavation and repair programs are directed to the areas of greatest benefit and pipe is replaced or repaired as required. The Corporation carries insurance coverage with respect to some, but not all, casualty occurrences in amounts customary for similar business operations, which coverage may not be sufficient to compensate for all casualty occurrences. In addition, Pembina has a comprehensive Corporate Security Management Program designed to reduce security-related risks.

Midstream Business

Pembina's Midstream business includes product storage terminalling and hub services. These activities expose the Corporation to certain risks including that the Corporation may experience volatility in revenue due to variations in commodity prices. Primarily, the Corporation enters into contracts to purchase and sell crude oil at floating market prices. The prices of products that are marketed by the Corporation are subject to fluctuations as a result of such factors as seasonal demand changes, general economic conditions, changes in crude oil markets and other factors. The Corporation manages its risk exposure by balancing purchases and sales to lock-in margins. Notwithstanding the Corporation's management of price and quality risk, marketing margins for crude oil can vary and has varied significantly from period to period and this could have an adverse effect on the results of the Corporation's commercial Midstream business and the Corporation's overall results of operations. To assist in effectively smoothing that variability, Midstream is investing in assets that have a fee-based revenue component, and look to expand this area going forward.

The Midstream business is also exposed to possible price declines between the time Pembina purchases NGL feedstock and sells NGL products, and to narrowing frac spreads. Frac spread is the difference between the selling prices for NGL products and the cost of NGLs sourced from natural gas and acquired at natural gas related prices. The frac spread can change significantly from period to period depending on the relationship between crude oil and natural gas prices (the "frac spread ratio"), absolute commodity prices, and changes in the Canadian to US dollar foreign exchange rate. There is also a differential between NGL product prices and crude oil prices which can change prices received and margins realized for midstream products separate from frac spread ratio changes. The amount of profit or loss made on the extraction portion of the NGL midstream business will generally increase or decrease with the frac spread. This exposure could result in material variability of cash flow generated by the NGL midstream business, which could negatively affect Pembina and the cash dividends of Pembina.

Reputation

Reputational risk is the potential for negative impacts that could result from the deterioration of Pembina's reputation with key stakeholders. The potential for harming Pembina's corporate reputation exists in every business decision and all risks can have an impact on reputation, which in turn can negatively impact Pembina business and its securities. Reputational risk cannot be managed in isolation from other forms of risk. Credit, market, operational, insurance, liquidity and regulatory and legal risks must all be managed effectively to safeguard Pembina's reputation. Negative impacts from a compromised reputation could include revenue loss, reduction in customer base, delays in regulatory approvals on growth projects, and decreased value of Pembina's securities.

Pembina's reputation as a reliable and responsible energy services producer with consistent financial performance and long-term financial stability is one of its most valuable assets. Key to effectively building and maintaining Pembina's reputation is fostering a culture that promotes integrity and ethical conduct. Ultimate responsibility for Pembina's reputation lies with the executive team that examines reputational risk and issues as part of all business decisions. Nonetheless, every employee and representative of Pembina has a responsibility to contribute in a positive way to its reputation. This means ensuring ethical practices are followed at all times, interactions with our stakeholders are positive, and compliance with applicable policies, legislation and regulations. Reputational risk is most effectively managed when every individual works continuously to protect and enhance Pembina's reputation.

Environmental Costs and Liabilities

Pembina's operations, facilities and petroleum product shipments are subject to extensive national, regional and local environmental, health and safety laws and regulations governing, among other things, discharges to air, land and water, the handling and storage of petroleum compounds and hazardous materials, waste disposal, the protection of employee health, safety and the environment, and the investigation and remediation of contamination. Pembina's facilities could experience incidents, malfunctions or other unplanned events that result in spills or emissions in excess of permitted levels and result in personal injury, fines, penalties or other sanctions and property damage. Pembina could also incur liability in the future for environmental contamination associated with past and present activities and properties. The facilities and pipelines must maintain a number of environmental and other permits from various governmental authorities in order to operate, and these facilities are subject to inspection from time to time. Failure to maintain compliance with these requirements could result in operational interruptions, fines or penalties, or the need to install potentially costly pollution control technology.

While Pembina believes its current operations are in compliance with all applicable environmental and safety regulations, there can be no assurance that substantial costs or liabilities will not be incurred. Moreover, it is possible that other developments, such as increasingly strict environmental and safety laws, regulations and enforcement policies thereunder, claims for damages to persons or property resulting from the Corporation's operations, and the discovery of pre-existing environmental liabilities in relation to any of the Corporation's existing or future properties or operations, could result in significant costs and liabilities to the Corporation. In addition, the costs of environmental liabilities in relation to spill sites of which the Corporation is currently aware (see "Other Information Relating to Pembina's Business — Environmental Incidents") could be greater than the Corporation currently anticipates, and any such differences could be substantial. If the Corporation is not able to recover the resulting costs or increased costs through insurance or increased tariffs, cash flow available to pay dividends to Shareholders and to service obligations under the Convertible Debentures and the Corporation's other debt obligations could be adversely affected.

While the Corporation maintains insurance in respect of damage caused by seepage or pollution in an amount it considers prudent and in accordance with industry standards, certain provisions of such insurance may limit the availability thereof in respect of certain occurrences unless they are discovered within fixed time periods, which typically range from 72 hours to 30 days. Although the Corporation believes it has adequate leak detection systems in place to monitor a significant spill of product, if the Corporation is unaware of a problem or is unable to locate the problem within the relevant time period, insurance coverage may not be available. However, Pembina believes it has adequate leak detection systems in place to detect and monitor a significant spill.

Pembina is committed to protecting the health and safety of employees, contractors and the general public and to sound environmental stewardship. Pembina believes that prevention of incidents and injuries, and protection of the environment, benefits everyone and delivers increased value to Shareholders, customers and employees. Pembina has health, safety and environmental management systems and has established policies, programs and practices for conducting safe and environmentally sound operations. Regular reviews and audits are conducted to assess compliance with legislation and company policy.

Abandonment Costs

The Corporation is responsible for compliance with all applicable laws and regulations regarding the abandonment of its pipeline and other assets at the end of their economic life, and these abandonment costs may be substantial. The proceeds of the disposition of certain assets, including, in respect of certain pipeline systems, line fill, may be available to offset abandonment costs. However, it is not possible to predict abandonment costs since they will be a function of regulatory requirements at the time and the value of the Corporation's assets, including line fill, may then be more or less than abandonment costs. The Corporation may, in the future, determine it prudent or be required by applicable laws or regulations to establish and fund one or more reclamation funds to provide for payment of future abandonment costs. Such reserves could decrease cash flow available for dividends to Shareholders and to service obligations under the Convertible Debentures and the Corporation's other debt obligations.

On May 26, 2009 the NEB issued its Reasons for Decision RH-2-2008 with respect to the Land Matters Consultation Initiative – Stream 3 which dealt with financial issues of pipeline abandonment for pipelines under the NEB's jurisdiction. The NEB decided in principle to set an ultimate goal to have all companies under its jurisdiction begin setting aside funds for the abandonment of pipelines no later than 5 years from the date of the decision. The NEB recommended an action plan to achieve this ultimate goal that would require pipelines to submit to the NEB preliminary cost estimates and fund collection mechanisms for pipeline abandonment prior to the setting aside of funds. In November 2011, Pembina (and formerly Provident) submitted preliminary cost estimates totalling $11,350,000 to the NEB for its affected approximately 275 km segments of pipeline. Pembina is working towards a pipeline abandonment fund collection plan and set aside mechanism to present to the NEB by May 31, 2013 prior to the setting aside of funds.

Reserve Replacement, Throughput and Product Demand

The Corporation's Conventional Pipeline tariff revenue is based upon a variety of tolling arrangements, including ship-or-pay contracts, cost-of-service arrangements and market-based tolls. As a result, certain pipeline tariff revenue is heavily dependent upon throughput levels of crude oil, NGL and condensate. Future throughput on the Corporation's crude oil and NGL pipelines and replacement of oil and gas reserves in the service areas will be dependent upon the success of producers operating in those areas in exploiting their existing reserve bases and exploring for and developing additional reserves. Without reserve additions, or expansion of the service areas, throughput on such pipelines will decline over time as reserves are depleted. As oil and gas reserves are depleted, production costs may increase relative to the value of the remaining reserves in place, causing producers to shut-in production or seek out lower cost alternatives for transportation. If the level of tariffs collected by the Corporation decreases as a result, cash flow available for dividends to Shareholders and to service obligations under the Convertible Debentures and the Corporation's other debt obligations could be adversely affected.

Over the long term, the Corporation's business will depend, in part, on the level of demand for crude oil, condensate, NGL and natural gas in the markets served by the crude oil and NGL pipelines and gas processing and gathering infrastructure in which the Corporation has an interest. The global economic events of 2008 and 2009 had a substantial downward effect on the demand for and prices of such products. Although prices rebounded in 2010 and remained relatively strong through 2012, Pembina cannot predict the impact of future economic conditions on the energy and petrochemical industries or future demand for and prices of natural gas, crude oil, condensate and NGL. Future prices of these products are determined by supply and demand factors, including weather and general economic conditions as well as economic, political and other conditions in other oil and natural gas regions, all of which are beyond the Corporation's control.

The volumes of natural gas processed through Pembina's gas processing assets and of NGL and other products transported in the pipelines depend on production of natural gas in the areas serviced by the business and pipelines. Without reserve additions, production will decline over time as reserves are depleted and production costs may rise. Producers may shut-in production at lower product prices or higher production costs. Producers in the areas serviced by the business may not be successful in exploring for and developing additional reserves, and the gas plants and the pipelines may not be able to maintain existing volumes of throughput. Commodity prices may not remain at a level which encourages producers to explore for and develop additional reserves or produce existing marginal reserves. Lower production volumes will also increase the competition for natural gas supply at gas processing plants which could result in higher shrinkage premiums being paid to natural gas producers.

The rate and timing of production from proven natural gas reserves tied into the gas plants is at the discretion of the producers and is subject to regulatory constraints. The producers have no obligation to produce natural gas from these lands. Pembina's gas processing assets are connected to various third-party trunkline systems. Operational disruptions or apportionment on those third-party systems may prevent the full utilization of the business.

Over the long-term, business will depend, in part, on the level of demand for NGL and natural gas in the geographic areas in which deliveries are made by pipelines and the ability and willingness of shippers having access or rights to utilize the pipelines to supply such demand. Pembina cannot predict the impact of future economic conditions, fuel conservation measures, alternative fuel requirements, governmental regulation or technological advances in fuel economy and energy generation devices, all of which could reduce the demand for natural gas and NGL.

Operating and Capital Costs

Operating and capital costs of the Corporation's business may vary considerably from current and forecast values and rates and represent significant components of the cost of providing service. In general, as equipment ages, costs associated with such equipment may increase over time. Dividends may be reduced if significant increases in operating or capital costs are incurred.

Although operating costs are to be recaptured through the tariffs charged on natural gas volumes processed and oil and NGL transported, respectively, to the extent such charges escalate, producers may seek lower cost alternatives or stop production of their natural gas.

Completion of the Resthaven Facility and Saturn Facility

The Resthaven Facility and the Saturn Facility are currently under development by the Corporation and the successful completion of these facilities is dependent on a number of factors outside of the Corporation's control. These factors include completion of the construction of the Resthaven Facility and Saturn Facility on schedule, as well as construction costs that may change depending on supply, demand and/or inflation. Under the agreements governing the construction and operation of the Resthaven Facility and the Saturn Facility, the Corporation is obligated to construct the facilities and the Corporation bears the risk for any cost overruns. While the Corporation is not currently aware of any significant cost overruns at the date hereof, any such cost overruns in the future could reduce the Corporation's expected return on the Resthaven Facility and the Saturn Facility and adversely affect the Corporation's results of operations which, in turn, could reduce the level of cash available for dividends to Shareholders. See "– General Risk Factors – Additional Financing and Capital Resources" below.

Expansion of the Peace/Northern NGL System and Peace Pipeline

The Corporation has announced plans to expand throughput capacity on the Peace/Northern NGL System (Phase I NGL Expansion: 52,000 bpd, Phase II NGL Expansion: 55,000 bpd) and Peace Pipeline (Phase I Crude and Condensate Expansion: 40,000 bpd and Phase II Crude and Condensate Expansion: 55,000). The successful completion of these expansions is dependent on numerous factors outside of the Corporation's control. These factors include receipt of regulatory approval and reaching long-term commercial arrangements with customers in respect of certain portions of the expansions, completion of the construction of the expansions on schedule, as well as construction costs that may change depending on supply, demand and/or inflation. Any agreements with customers entered into with respect to the expansions may require that the Corporation bears the risk for any cost overruns and any such cost overruns could reduce the Corporation's expected return on the expansion and adversely affect the Corporation's results of operations which, in turn, could reduce the level of cash available for dividends to Shareholders. There is no certainty, nor can the Corporation provide any assurance, that regulatory approval will be received or that satisfactory commercial arrangements with customers will be reached where needed on a timely basis or at all. See "– General Risk Factors – Additional Financing and Capital Resources" below.

Possible Failure to Realize Anticipated Benefits of Acquisitions

As part of its ongoing strategy, the Corporation has completed acquisitions, such as the Provident Acquisition, and may complete additional acquisitions of assets or other entities in the future. Achieving the benefits of completed and future acquisitions depends in part on successfully consolidating functions and integrating operations, procedures and personnel in a timely and efficient manner, as well as the Corporation's ability to realize the anticipated growth opportunities and synergies from combining the acquired businesses and operations with those of the Corporation. The integration of acquired businesses and entities requires the dedication of substantial management effort, time and resources which may divert management's focus and resources from other strategic opportunities and from operational matters during this process. The integration process may result in the loss of key employees and the disruption of ongoing business, customer and employee relationships that may adversely affect the Corporation's ability to achieve the anticipated benefits of any acquisitions.

Competition

Pembina competes with other pipelines, midstream and marketing and gas processing and handling services providers in its service areas as well as other transporters of crude oil and NGL. The introduction of competing transportation alternatives into the Corporation's service areas could potentially have the impact of limiting the Corporation's ability to adjust tolls as it may deem necessary. Additionally, potential pricing differentials on the components of NGL may result in these components being transported by competing gas pipelines. Pembina believes it is prepared for and determined to meet these existing and potential competitive pressures.

Execution Risk

Pembina's ability to successfully execute the development of its organic growth projects may be influenced by capital constraints, third-party opposition, changes in shipper support over time, delays in or changes to government and regulatory approvals, cost escalations, construction delays, shortage and in-service delays. Pembina's growth plans may strain its resources and may be subject to high cost pressures in the North American energy sector. Early stage project risks include right-of-way procurement, special interest group opposition, Aboriginal consultation, and environmental and regulatory permitting. Cost escalations may impact project economics. Construction delays due to slow delivery of materials, contractor non-performance, weather conditions and shortages may impact project development. Labour shortages and productivity issues may also affect the successful completion of projects.

Pembina has a centralized and clearly defined governance structure and process for all major projects with dedicated resources organized to lead and execute each major project. Capital constraints and cost escalation risks are mitigated through structuring of commercial agreements, typically where shippers retain complete or a share of capital cost excess. Pembina's emphasis on corporate social responsibility promotes generally positive relationships with landowners, aboriginal groups and governments which help to facilitate right-of-way acquisition, permitting and scheduling. Detailed cost tracking and centralized purchasing is used on all major projects to facilitate optimum pricing and service terms. Strategic relationships have been developed with suppliers and contractors. Compensation programs, communications and the working environment are aligned to attract, develop and retain qualified personnel.

Shipper and Processing Contracts

Throughput on the Corporation's pipelines is or will be governed by transportation contracts or tolling arrangements with various producers of petroleum products. In addition, the Corporation is party to numerous contracts of varying durations in respect of its gas gathering, processing and fractionating facilities. Any default by counterparties under such contracts or any expirations of such contracts or tolling arrangements without renewal or replacement may have an adverse effect on the Corporation's business. Furthermore, some of the contracts associated its gas gathering, processing and fractionating facilities are comprised of a mixture of firm and interruptible service contracts and the revenue that the Corporation earns on the contracts which are based on interruptible service is dependent on the volume of natural gas and NGL produced by producers in the relevant geographic areas and lower than historical production volumes in these areas (for reasons such as low commodity prices) may have an adverse effect on Pembina's revenue. See "Description of Pembina's Business and Operations — Oil Sands & Heavy Oil Business", "Description of Pembina's Business and Operations — Conventional Pipelines Business".

Structural Integrity of the Storage Facility

The operation of the Storage Facility is subject to risks related to the nature of the salt caverns that are currently used to store ethylene. Three of the five ethylene storage caverns in the Storage Facility are currently out of service and it is unlikely those caverns will be put back into ethylene storage service. The joint owners of this facility are examining alternative capacity options for ethylene storage available elsewhere on the jointly owned property. At this stage, the Corporation does not expect to see a material reduction in revenue as a result, and it is anticipated that an additional cavern will be washed. If arrangements with respect to alternative uses and additional ethylene storage capacity are not entered into on terms favourable to Pembina, or if other disruptions to the operations of the caverns occur and reduce the storage capacity of the Storage Facility for an extended period of time, this would result in a reduction in the revenue received by Pembina from its ownership interest in the Storage Facility and could potentially decrease cash flow available for dividends to Shareholders and to service obligations under the Convertible Debentures and Pembina's other debt obligations. In addition, the Storage LP may be required to make capital expenditures to ameliorate any such storage disruptions in excess of the obligations of Dow Canada and NOVA Chemicals to contribute to capital expenses under the Storage Agreement which could also result in a reduction in the revenue received by Pembina from its ownership interest in the Storage Facility.

Reliance on Principal Customers and Operators

The Corporation relies on several significant customers to purchase product from the Midstream Business. Ethane is predominately purchased by NOVA Chemicals and Dow Canada. Cenovus and its affiliates will purchase the majority of the condensate from Empress debutanizer. Plains All American Pipeline operates the Plains E1 Plant at Empress, Alberta and the west to east system described herein. If for any reason these parties were unable to perform their obligations under the various agreements with the Corporation, the revenue and dividends of the Corporation, and the operations of the Midstream Business could be negatively impacted.

Risk Factors Relating to the Structure of the Corporation and the Common Shares

Dilution of Shareholders

The Corporation is authorized to issue, among other classes of shares, an unlimited number of Common Shares for consideration and on terms and conditions as established by the Board of Directors without the approval of Shareholders in certain instances. The Shareholders will have no pre-emptive rights in connection with such further issues.

Risk Factors Relating to the Activities of the Corporation and the Ownership of Common Shares

The following is a list of certain risk factors relating to the activities of the Corporation and the ownership of Common Shares:

•	the level of the Corporation's indebtedness from time to time could impair the Corporation's ability to obtain additional financing on a timely basis to take advantage of business opportunities that may arise;

•	the uncertainty of future dividend payments by the Corporation and the level thereof as the Corporation's dividend policy and the funds available for the payment of dividends from time to time will be dependent upon, among other things, operating cash flow generated by the Corporation and its subsidiaries, financial requirements for the Corporation's operations and the execution of its growth strategy and the satisfaction of solvency tests imposed by the ABCA for the declaration and payment of dividends;

•	the Corporation may make future acquisitions or may enter into financings or other transactions involving the issuance of securities of the Corporation which may be dilutive;

•	the inability of the Corporation to manage growth effectively, and realize the anticipated growth opportunities from reorganizing the Fund into a corporate structure, could have a material adverse impact on its business, operations and prospects; and

•	the risk that the market value of the Common Shares may materially deteriorate if the Corporation is unable to meet its cash dividend targets or make cash dividends in the future.

Market Value of Common Shares and Other Securities

Pembina cannot predict at what price the Common Shares, Convertible Debentures or other securities issued by the Corporation will trade in the future. Common Shares, Convertible Debentures and other securities of the Corporation will not necessarily trade at values determined solely by reference to the underlying value of Pembina's assets. One of the factors that may influence the market price of such securities is the annual yield on the Common Shares and the Convertible Debentures. An increase in market interest rates may lead purchasers of Common Shares or Convertible Debentures to demand a higher annual yield and this could adversely affect the market price of the Common Shares or Convertible Debentures. In addition, the market price for the Common Shares and the Convertible Debentures may be affected by changes in general market conditions, fluctuations in the market for equity or debt securities and numerous other factors beyond the control of Pembina.

Shareholders are encouraged to obtain independent legal, tax and investment advice in their jurisdiction of residence with respect to the holding of Common Shares.

General Risk Factors

Regulation

Legislation in Alberta and British Columbia exists to ensure that producers have fair and reasonable opportunities to produce, process and market their reserves. In Alberta, the ERCB and in British Columbia, the BCUC, may, on application and following a hearing (and in Alberta with the approval of the Lieutenant Governor in Council), declare the operator of a pipeline a common carrier of oil or NGL and, as such, must not discriminate between producers who seek access to the pipeline. Producers and shippers may also apply to the regulatory authorities for a review of tariffs, and such tariffs may then be regulated if it is proven that the tariffs are not just and reasonable. Applications by producers to have a pipeline operator declared a common carrier are usually accompanied by an application to have the tariffs set by the regulatory authorities. The extent to which regulatory authorities in such instances can override existing transportation or processing contracts has not been fully decided. The potential for direct regulation of tolls, other than for the Corporation's provincially regulated B.C. pipelines, while considered remote by the Corporation, could result in toll levels that are less advantageous to the Corporation and could impair the economic operation of such regulated pipeline systems.

Additional Financing and Capital Resources

Future acquisitions, expansions of the Corporation's pipeline systems and midstream operations, other capital expenditures, including the capital expenditures that the Corporation has committed to in respect of the proposed Resthaven Facility, the Saturn Facility and the expansion of the Peace/Northern NGL System, and the repayment or refinancing of existing debt as it becomes due will be financed from sources such as cash generated from operations, the issuance of additional Common Shares or other securities (including debt securities) of the Corporation, and borrowings. Dividends to Shareholders may be reduced, or even eliminated, at times when significant capital or other expenditures are made. There can be no assurance that sufficient capital will be available on terms acceptable to the Corporation, or at all, to make additional investments, fund future expansions or make other required capital expenditures. To the extent that external sources of capital, including the issuance of additional Common Shares or other securities or the availability of additional credit facilities, becomes limited or unavailable on favourable terms or at all due to credit market conditions or otherwise, the ability of the Corporation to make the necessary capital investments to maintain or expand its operations, to repay outstanding debt and to invest in assets, as the case may be, will be impaired.

Credit Risk

Pembina is subject to credit risk arising out of its operations. A majority of Pembina's accounts receivable are with customers in the oil and gas industry and are subject to normal industry credit risk. Credit risk is managed through credit approval and monitoring procedures. The credit worthiness assessment takes into account available qualitative and quantitative information about the counterparty including, but not limited to, financial status and external credit ratings. Depending on the outcome of each assessment, guarantees or some other credit enhancement may be requested as security. Pembina attempts to mitigate its exposure by entering into contracts with customers that may permit netting or entitle Pembina to lien or take product in kind and/or allow for termination of the contract on the occurrence of certain events of default. Each business segment monitors outstanding accounts receivable on an ongoing basis. Historically, Pembina has collected its accounts receivable in full.

Debt Service

The Corporation and its subsidiaries are permitted to borrow funds to finance the purchase of pipelines and other energy infrastructure assets, to fund capital expenditures and other financial obligations or expenditures in respect of those assets and for working capital purposes. Amounts paid in respect of interest and principal on debt incurred in respect of those assets reduce the amount of cash flow available for dividends to Shareholders. Variations in interest rates and scheduled principal repayments for which the Corporation may not be able refinance at favourable rates or at all, could result in significant changes in the amount required to be applied to service debt, which could have detrimental effects on the amount of cash available for dividends to Shareholders. Certain covenants contained in the agreements with the Corporation's lenders may also limit dividend payments. Although the Corporation believes the existing credit facilities are sufficient for immediate requirements, there can be no assurance that the amount will be adequate for the future financial obligations of the Corporation or that additional funds will be able to be obtained on terms favourable to Pembina or at all.

The lenders under the Corporation's unsecured credit facilities and Senior Notes have also been provided with similar guarantees and subordination agreements. If the Corporation becomes unable to pay its debt service charges or otherwise commits an event of default such as bankruptcy, payments to all of the lenders will rank in priority to dividends to Shareholders and payments to holders of Convertible Debentures.

The Corporation, on a consolidated basis, is also required to meet certain financial covenants under the credit facilities and the Senior Notes and is subject to customary restrictions on its operations and activities, including restrictions on the granting of security, incurring indebtedness and the sale of its assets.

Credit Ratings

Rating agencies regularly evaluate the Corporation, basing their ratings of its long-term and short-term debt on a number of factors. This includes the Corporation's financial strength as well as factors not entirely within its control, including conditions affecting the industry in which Pembina operates generally and the wider state of the economy. There can be no assurance that one or more of the Corporation's credit ratings will not be downgraded.

The Corporation's borrowing costs and ability to raise funds are directly impacted by its credit ratings. Credit ratings may be important to suppliers or counterparties when they seek to engage in certain transactions. A credit rating downgrade could potentially impair the Corporation's ability to enter into arrangements with suppliers or counterparties, to engage in certain transactions, and could limit the Corporation's access to private and public credit markets and increase the costs of borrowing under its existing credit facilities. A downgrade could also limit the Corporation's access to debt and preferred share markets and increase its cost of borrowing.

The occurrence of a downgrade in the Corporation's credit ratings could adversely affect the Corporation's ability to execute portions of its business strategy and could have a material adverse effect on its liquidity, results of operations and capital position.

Changes in Legislation

There can be no assurance that income tax laws, regulatory and environmental laws or policies and government incentive programs relating to the pipeline or oil and natural gas industry, will not be changed in a manner which adversely affects the Corporation or its Shareholders or other securityholders.

Reliance on Management

Shareholders and other securityholders of the Corporation will be dependent on senior management and directors of the Corporation in respect of the governance, administration and management of all matters relating to the Corporation and its operations and administration. The loss of the services of key individuals could have a detrimental effect on the Corporation.

Potential Conflicts of Interest

Shareholders are dependent upon senior management of the Corporation and the directors of the Corporation for the governance, administration and management of the Corporation. Additionally, certain directors and officers of the Corporation may be directors or officers of entities in competition to the Corporation. As such, these directors or officers of the Corporation may encounter conflicts of interest in the administration of their duties with respect to the Corporation.

Litigation

The Corporation and its various subsidiaries and affiliates are, in the course of their business, subject to lawsuits and other claims. Defence and settlement costs associated with such lawsuits and claims can be substantial, even with respect to lawsuits and claims that have no merit. Due to the inherent uncertainty of the litigation process, the resolution of any particular legal proceeding could have a material adverse effect on the financial position or operating results of the Corporation.

Variations in Interest Rates and Foreign Exchange Rates

Variations in interest rates could result in a significant change in the amount the Corporation pays to service debt, potentially impacting dividends to Shareholders. Variations in the exchange rate for the Canadian dollar versus the U.S. dollar could affect future dividends.

DIVIDENDS AND DISTRIBUTIONS

Cash Distributions

The following table sets forth the amount of monthly cash distributions historically paid by the Fund per Trust Unit since January 2005 up until the completion of the Corporate Conversion on October 1, 2010.

Cash Distribution Per Trust Unit

	Cash Distribution Per Trust Unit
Month of Payment Date	2010	2009	2008	2007	2006	2005
January	$0.13	$0.13	$0.12	$0.11	$0.095	$0.0875
February	$0.13	$0.13	$0.12	$0.11	$0.095	$0.0875
March	$0.13	$0.13	$0.12	$0.11	$0.095	$0.0875
April	$0.13	$0.13	$0.12	$0.11	$0.095	$0.0875
May	$0.13	$0.13	$0.12	$0.11	$0.095	$0.0875
June	$0.13	$0.13	$0.12	$0.11	$0.095	$0.0875
July	$0.13	$0.13	$0.12	$0.11	$0.095	$0.0875
August	$0.13	$0.13	$0.12	$0.11	$0.095	$0.0875
September	$0.13	$0.13	$0.13	$0.12	$0.100	$0.0875
October(1)	$0.13	$0.13	$0.13	$0.12	$0.100	$0.0875
November	-	$0.13	$0.13	$0.12	$0.100	$0.0875
December	-	$0.13	$0.13	$0.12	$0.100	$0.0875
Total	$1.30	$1.56	$1.48	$1.36	$1.165	$1.0500

Note:

(1)	On September 10, 2010, the Fund announced a cash distribution to holders of Trust Units of 13 cents per Trust Unit, which was paid by the Corporation after completion of the Corporate Conversion on October 15, 2010 to holders of Trust Units of record on September 25, 2010.

Cash Dividends

Following completion of the Corporate Conversion, the Corporation began paying monthly dividends to Shareholders, and the initial monthly dividend of $0.13 per Common Share was paid on November 15, 2010 to Shareholders of record on October 25, 2010. On April 12, 2012, following closing of the Provident Acquisition, the Corporation announced an increase to its monthly dividend rate from $0.13 to $0.135 per Common Share. The following table sets forth the amount of monthly cash dividends paid by the Corporation in 2010, 2011, 2012 and to date in 2013.

Cash Dividends Per Common Shares

Month of Payment	Cash Dividend Per Common Share
Date	2013	2012	2011	2010
January	$0.135	$0.13	$0.13	-
February	$0.135	$0.13	$0.13	-
March	-	$0.13	$0.13	-
April	-	$0.13	$0.13	-
May	-	$0.135	$0.13	-
June	-	$0.135	$0.13	-
July	-	$0.135	$0.13	-
August	-	$0.135	$0.13	-
September	-	$0.135	$0.13	-
October	-	$0.135	$0.13	-
November	-	$0.135	$0.13	$0.13
December	-	$0.135	$0.13	$0.13
Total	$0.27	$1.60	$1.56	$0.26

On February 12, 2013, Pembina announced that the Board of Directors had declared a dividend of $0.135 per Common Share to be paid, subject to applicable law, on March 15, 2013 to holders of Common Shares of record on February 25, 2013.

The declaration and payment of any dividend by Pembina is at the discretion of the Board of Directors and will depend on numerous factors, including compliance with applicable laws and the financial performance, debt obligations, working capital requirements and future capital requirements of the Corporation and its subsidiaries. See "Risk Factors".

The agreements governing the Corporation's Credit Facilities provide that if an event of default has occurred under the Credit Facilities, the indebtedness may be accelerated by the lenders, and the ability to pay dividends to Shareholders thereupon ceases. The Corporation is restricted from making distributions (including the declaration of dividends) if it is in default under its credit facilities (or a default would be expected to occur as a result of such distribution) or if its borrowings exceed its borrowing base threshold.

MARKET FOR SECURITIES

The Common Shares are listed and traded on the TSX under the symbol "PPL". The following table sets forth the price range for and trading volume of the Common Shares on the TSX for 2012, as reported by the TSX.

Month	High ($)	Low ($)	Close ($)	Volume (000s)
January	30.15	26.12	26.82	29,787,983
February	28.99	26.90	28.07	16,421,062
March	28.32	26.89	28.18	13,489,758
April	30.18	27.81	29.88	23,490,077
May	30.80	27.13	27.83	15,644,923
June	27.90	24.86	26.02	17,532,601
July	27.94	26.05	26.80	8,012,365
August	27.79	25.50	26.72	14,985,525
September	27.99	26.55	27.60	9,505,951
October	28.37	27.12	27.93	9,475,260
November	28.23	27.01	28.13	11,725,785
December	29.10	27.52	28.46	10,246,332

The Common Shares are also listed and began trading on the NYSE on April 2, 2012 under the trading symbol "PBA". The following table sets forth the price range for and trading volume of the Common Shares on the NYSE for April 2, 2012 through December 31, 2012, as reported by the NYSE.

Month	High (US$)	Low (US$)	Close (US$)	Volume
April 2 – 30	30.70	28.01	30.22	4,611,817
May	30.93	26.22	26.94	4,601,884
June	27.32	24.15	25.61	4,236,460
July	27.63	24.95	26.67	2,587,362
August	28.16	25.60	27.16	3,292,156
September	28.80	26.50	28.10	3,372,888
October	28.75	27.38	27.95	2,959,326
November	28.42	26.91	28.32	4,428,694
December	29.53	27.61	28.64	5,208,601

The Series C Convertible Debentures are listed and traded on the TSX under the symbol "PPL.DB.C". The following table sets forth the price range for and trading volume of the Series C Convertible Debentures on the TSX for 2012, as reported by the TSX.

Month	High ($)	Low ($)	Close ($)	Volume
January	111.50	104.55	108.50	158,515
February	111.87	108.25	109.10	51,120
March	110.00	107.25	109.00	56,310
April	112.74	106.95	110.51	93,780
May	115.54	106.00	107.99	41,760
June	109.00	105.05	108.74	36,605
July	110.99	107.11	109.00	39,860
August	110.50	107.85	108.61	43,190
September	111.33	108.55	109.76	42,390
October	111.50	109.15	110.45	33,910
November	111.76	109.80	110.06	64,410
December	112.69	109.03	111.00	22,320

The Series E Convertible Debentures were listed and posted for trading on the TSX under the symbol "PVE.DB.E" until the close of trading on April 5, 2012, and subsequently upon Pembina's supplemental listing becoming effective on April 9, 2012 in connection with the Provident Acquisition, the Series E Convertible Debentures were listed and posted for trading on the TSX under the symbol "PPL.DB.E". The following table sets forth the price range for and trading volume of the Series E Convertible Debentures on the TSX for 2012, as reported by the TSX.

Month	High ($)	Low ($)	Close ($)	Volume
January	114.50	104.00	112.75	578,080
February	119.43	113.00	115.81	221,250
March	117.99	112.83	117.50	43,170
April	122.99	115.78	122.25	154,440
May	124.67	113.98	115.25	136,430
June	116.34	110.00	112.06	85,095
July	116.50	111.43	114.50	13,496
August	117.99	113.40	115.00	23,580
September	117.48	113.34	117.48	10,260
October	117.50	113.96	116.50	16,290
November	118.00	113.00	118.00	92,580
December	121.00	116.00	117.00	51,680

The Series F Convertible Debentures were listed and posted for trading on the TSX under the symbol "PVE.DB.F" until the close of trading on April 5, 2012, and subsequently upon Pembina's supplemental listing becoming effective on April 9, 2012 in connection with the Provident Acquisition, the Series F Convertible Debentures were listed and posted for trading on the TSX under the symbol "PPL.DB.F". The following table sets forth the price range for and trading volume of the Series F Convertible Debentures on the TSX for 2012, as reported by the TSX.

Month	High ($)	Low ($)	Close ($)	Volume
January	106.00	101.00	105.50	311,100
February	108.49	105.50	107.50	147,180
March	108.50	104.70	107.38	95,150
April	111.82	105.01	109.84	101,892
May	112.26	104.00	106.99	72,205
June	108.13	104.02	107.98	124,190
July	110.00	106.42	109.50	76,820
August	110.88	108.00	109.51	35,500
September	111.99	108.98	110.37	17,440
October	111.00	109.11	110.49	14,080
November	111.40	109.01	110.00	14,550
December	111.00	109.00	110.75	15,470

DIRECTORS AND OFFICERS

Directors of the Corporation

The following table sets out the name and residence for each director of the Corporation as of the date of this Annual Information Form, the date on which they were appointed as a director of the Corporation (or as a trustee of the Fund prior to an internal reorganization in which the directors of the Corporation replaced a board of trustees of the Fund as the entity responsible for the governance of the Fund) and their principal occupations during the past five years.

Name and Residence	Date Appointed	Principal Occupation During the Past Five Years

Grant D. Billing(2)(3) Calgary, Alberta, Canada	April 2, 2012	Independent businessman since November 2011; prior thereto, Chairman and Chief Executive Officer of Superior Plus Corp. (a propane distribution, specialty chemicals and construction products distribution company) from July, 2006 to November, 2011 and Executive Chairman since 1998. Currently Chairman of the Board of Superior Plus Corp.

Thomas W. Buchanan(4)(5) Calgary, Alberta, Canada	August 5, 2010	Chairman and Chief Executive Officer of Charger Energy Corporation (a private oil and natural gas exploration, development and production company) since October 2010; prior thereto, Chief Executive Officer of Provident Energy Trust (a diversified energy company that owned and managed an oil and gas exploration, development and production business and a, NGL infrastructure and logistics business) from March 2001 (with the title of President added in 2007).

Allan L. Edgeworth(2)(4) Calgary, Alberta, Canada	July 1, 2006	President of ALE Energy Inc. (a private consulting company) since 2005; prior thereto, President and Chief Executive Office of Alliance Pipeline Ltd., from 2001 to 2004.

Randall J. Findlay(2)(3) Calgary, Alberta, Canada	March 8, 2007	Corporate director; prior thereto, President of Provident Energy Trust from 2001 to 2006.

Lorne B. Gordon(1)(4)(5) Calgary, Alberta, Canada	October 24, 1997	Independent businessman; prior thereto, Vice Chairman of Coril Holdings Ltd. (a private investment and holding company) from 2004 to 2006 and Chief Executive Officer of Coril Holdings Ltd. from 1997 to 2004.

Name and Residence	Date Appointed	Principal Occupation During the Past Five Years

David M.B. LeGresley(2)(3) Toronto, Ontario, Canada	August 16, 2010	Independent businessman since September 2008; prior thereto, Vice Chairman of National Bank Financial from 2006 to 2008 and Executive Vice President and Head of Corporate and Investment Banking of National Bank Financial from 1999 to 2006.

Robert B. Michaleski Calgary, Alberta, Canada	January 4, 2000	Chief Executive Officer of the Corporation since February 15, 2012; prior thereto, President and Chief Executive Officer of the Corporation.

Leslie A. O'Donoghue(3)(5) Calgary, Alberta, Canada	December 17, 2008	Executive Vice President, Corporate Development and Strategy and Chief Risk Officer of Agrium Inc. (a retail supplier of agricultural products and services and a producer and marketer of agricultural nutrients and industrial products) since October 30, 2012; prior thereto, Executive Vice President, Operations of Agrium Inc. from April 30, 2011 to October 30, 2012; prior thereto, Chief Legal Officer and Senior Vice President, Business Development of Agrium Inc.

Jeffrey T. Smith(4)(5) Calgary, Alberta, Canada	April 2, 2012	Independent businessman. Currently serves on the board of NAL Resources Limited (an oil and gas company) and Pace Oil and Gas Ltd. (an oil-weighted company).

Notes:

(1)	Chairman of the Board.
(2)	Member of Audit Committee.
(3)	Member of Human Resources and Compensation Committee.
(4)	Member of the Health, Safety and Environment Committee.
(5)	Member of the Governance Committee.

Shareholders elect the directors of the Corporation at each annual meeting of the Shareholders. The directors of the Corporation serve until the next annual meeting of the Shareholders or until their successors are duly elected or appointed. All of the Corporation's directors are "independent" within the meaning of National Instrument 58–101 – Disclosure of Corporate Governance Practices, adopted by the Canadian Securities Administrators, with the exception of Mr. Michaleski, who is the Chief Executive Officer of the Corporation, and Mr. Buchanan, the former President and Chief Executive Officer of Provident until April 2010 (and therefore deemed non-independent until April 30, 2013). In addition, Pembina has adopted Standards for Director Independence which meet or exceed the requirements set out in National Policy 58–201 – Corporate Governance Guidelines, National Instrument 52–110 – Audit Committees, the SEC rules and regulations, the Sarbanes-Oxley Act of 2002 and the NYSE rules.

The Board of Directors has four committees, being the Audit Committee, the Health, Safety and Environment Committee, the Human Resources and Compensation Committee and the Governance Committee. Additional information regarding the responsibilities of these committees will be contained in the Corporation's information circular for its annual meeting of Shareholders to be held on May 10, 2013.

Executive Officers of the Corporation

The following table sets out the name, residence and office held with the Corporation for each executive officer of the Corporation, as well as their principal occupations during the past five years.

Name and Residence	Office with the Corporation	Principal Occupation During the Past Five Years

Robert B. Michaleski Calgary, Alberta, Canada	Chief Executive Officer	Chief Executive Officer of the Corporation since February 15, 2012; prior thereto, President and Chief Executive Officer of the Corporation.

Michael H. Dilger Calgary, Alberta, Canada	President and Chief Operating Officer	President and Chief Operating Officer since February 15, 2012; prior thereto, Vice President, Chief Operating Officer of the Corporation from November 2008 to February 15, 2012; prior thereto, Vice President, Business Development of the Corporation since March 2005.

Peter D. Robertson Calgary, Alberta, Canada	Vice President, Finance and Chief Financial Officer	Vice President, Finance and Chief Financial Officer of the Corporation since January 2000.

Robert M. Jones Calgary, Alberta, Canada	Vice President, Crude Oil Midstream	Vice President, Midstream of the Corporation since November 2008; prior thereto, President of Merchant Energy Holdings Corp. since 2002, which provided consulting services to producers and infrastructure companies, including the Corporation from 2005 to 2008.

Stuart V. Taylor Calgary, Alberta, Canada	Vice President, Gas Services	Vice President, Gas Services of the Corporation since July 1, 2009; prior thereto, Manager, Planning of Talisman Energy Inc. since November 2003.

Paul J. Murphy Calgary, Alberta, Canada	Vice President, Conventional Pipelines	Vice President, Conventional Pipelines of the Corporation since February 14, 2011; prior thereto, Vice President, NGL Extraction of Inter Pipeline Fund since July 2004.

Debbie A. Sulkers Calgary, Alberta, Canada	Vice President, Corporate Services	Vice President, Corporate Services of the Corporation since June 2011; prior thereto Vice President, Human Resources of SemCAMS ULC (a natural gas gathering and processing company) from October 2006 to April 2011.

Harold K. Andersen Calgary, Alberta, Canada	General Counsel	General Counsel of the Corporation since December 2011; prior thereto Partner and Associate at Stikeman Elliott LLP (a law firm) from June 2000 to December 2011.

Michael A. Hantzsch Calgary, Alberta, Canada	Vice President, Oil Sands & Heavy Oil	Vice President, Oil Sands & Heavy Oil of the Corporation since April 2012; prior thereto Vice President, Business Development of Provident from January 2006 to April 2012.

Name and Residence	Office with the Corporation	Principal Occupation During the Past Five Years

Robert D. Lock Calgary, Alberta, Canada	Vice President, NGL	Vice President, NGL of the Corporation since April 2012; prior thereto, Vice President, Supply and Extraction of Provident since 2005.

As at February 28, 2013, the directors and executive officers of the Corporation beneficially owned, or controlled or directed, directly or indirectly, an aggregate of 1,495,818 Common Shares, representing approximately 0.5 percent of the then outstanding Common Shares.

Conflict of Interest

The directors and executive officers named above may be directors or officers of entities which are in competition to the Corporation. As such, these directors or officers of the Corporation may encounter conflicts of interest in the administration of their duties with respect to the Corporation. See "Risk Factors – General Risk Factors – Potential Conflicts of Interest".

AUDIT COMMITTEE INFORMATION

The Audit Committee's Charter

The Audit Committee Charter is set forth in Appendix "A" to this Annual Information Form.

Composition of the Audit Committee and Relevant Education and Experience

The Corporation's Audit Committee is comprised of David M.B. LeGresley, as Chairman, Grant D. Billing, Randall J. Findlay and Allan L. Edgeworth, each of whom is independent and financially literate within the meaning of National Instrument 52–110 – Audit Committees of the Canadian Securities Administrators and in accordance with the Corporation's Standards for Director Independence available at www.pembina.com. Set forth below are additional details regarding each member of the Audit Committee.

David M.B. LeGresley

David M.B. LeGresley is the Chairman of the Audit Committee and has been a member of the Audit Committee since April 2, 2012. Mr. LeGresley is independent within the meaning of such term in National Instrument 52-110 – Audit Committees. David LeGresley is a former executive of National Bank Financial and spent 12 years with that company, most recently serving as Vice Chairman from 2006 to 2008. Prior to that assignment he was National Bank Financial's Executive Vice President and Head of Corporate and Investment Banking (1999 to 2006); Managing Director and Head of Vancouver Investment Banking (1998 to 1999); and Managing Director, Investment Banking (1996 to 1998). Mr. LeGresley has extensive experience in the financial services industry including positions at Salomon Brothers Canada from 1990 to 1996 and CIBC Wood Gundy from 1986 to 1990. He also serves as a director of a TSX-listed company, Equitable Group Inc., as well as one private company, Woodland Biofuels Inc. He is on the advisory committee for CANFAR (the Canadian Foundation for AIDS Research). Mr. LeGresley received a Bachelor of Applied Science Degree in Engineering from the University of Toronto in 1981 and a Master of Business Administration from Harvard Business School in 1986. He is a graduate of the Institute of Corporate Directors – Rotman Directors Education Program and a member of the Institute of Corporate Directors. This business experience provides Mr. LeGresley with the skill set and financial literacy required to carry out his duties as a member of the Audit Committee.

Allan L. Edgeworth

Allan L. Edgeworth has been a member of the Audit Committee since August 5, 2010, and prior to that was a member of the Audit Committee from July 1, 2006 to February 4, 2009. Mr. Edgeworth is independent within the meaning of such term in National Instrument 52-110 – Audit Committees. Allan Edgeworth is currently the President of ALE Energy Inc. (a private consulting company), a position he has held since 2005. He has held a number of positions at the senior executive level, with the most recent being the President and CEO of Alliance Pipeline Ltd. (the general partner of Alliance Pipeline Limited Partnership, a public natural gas pipeline entity) from 2001 to 2004. He holds a Bachelor of Applied Science in Geological Engineering and is a graduate of the Queen's Executive Program. Mr. Edgeworth is a director of AltaGas Ltd. and Emera Incorporated and is a Commission Member of the Alberta Securities Commission. This business experience, coupled with his prior experience on the Audit Committee, provides Mr. Edgeworth with the skill set and financial literacy required to carry out his duties as a member of the Audit Committee.

Grant D. Billing

Grant D. Billing has been a member of the Audit Committee since April 2, 2012. Mr. Billing is independent within the meaning of such term in National Instrument 52-110 – Audit Committees. Mr. Billing was the Chairman and Chief Executive Officer of Superior Plus Corp. from 2006 to 2011, and prior thereto the Executive Chairman since 1998. Mr. Billing has extensive strategic and business experience gained over a period of more than 30 years in various CEO/senior management capacities, including as President and CEO of Norcen Energy Resources Ltd. He has served as chairman and director of a number of public companies, as well as the Canadian Association of Petroleum Producers. He is currently Chairman of the Board of Superior Plus Corp. He holds a Bachelor of Science degree from the University of Calgary. This experience, coupled with his designation as a Chartered Accountant, received in 1976, provide Mr. Billing with the skill set and financial literacy required to carry out his duties as a member of the Audit Committee.

Randall J. Findlay

Randall J. Findlay has been a member of the Audit Committee since April 2, 2012. Mr. Findlay is independent within the meaning of such term in National Instrument 52-110 – Audit Committees. Mr. Findlay is a corporate director who retired as the President of Provident Energy Trust in 2006, a position he held since March 2001. Prior thereto, he was Chief Operating Officer of Founders Energy Ltd. from December 1999 to March 2001, Senior Vice President of TransCanada Pipelines Ltd. and President and Chief Executive Officer of TransCanada Gas Processing L.P. from 1998 to 1999. Mr. Findlay holds a BASc from the University of British Columbia. He is a director of Superior Plus Inc., and is Chair of the Board of HNZ Group Inc. He is also a director of EllisDon Construction Inc., Sea NG Management Ltd., and Summerland Energy Ltd., all of which are private companies. Mr. Findlay is a Board member and past Chairman of the Alberta Children's Hospital Foundation. This academic and business experience provided Mr. Findlay with the skill set and financial literacy required to carry out his duties as a member of the Audit Committee.

Pre-Approval Policies and Procedures for Audit and Non-Audit Services

The terms of engagement of Pembina's external auditors provide that audit services provided to Pembina by the external auditors, including the budgeted fees for such audit services and the representations and disclaimer relating thereto, must be pre-approved by the entire Audit Committee.

In addition, subject to any de minimis exemption available under applicable laws, all permitted non-audit services provided to Pembina by its external auditors, including the terms thereof and the fees related thereto, are pre-approved by the entire Audit Committee. Notwithstanding the foregoing, the Audit Committee's Mandate permits the Audit Committee to establish policies and procedures for the pre-approval of audit and permitted non-audit services to be provided by the external auditors. In particular, the Audit Committee may delegate the ability to grant such pre-approvals to one or more members of the Audit Committee to the extent permitted by law and the terms of engagement of the external auditors, provided that any pre-approvals granted pursuant to any such delegation must be detailed as to the particular service to be provided, may not delegate Audit Committee responsibilities to management of Pembina, and must be reported to the full Audit Committee at its next scheduled meeting following such pre-approval.

External Auditor Service Fees

The following table sets out the fees billed to Pembina for professional services provided by KMPG during each of the last two financial years:

Year	Audit Fees(1)	Audit-Related Fees(2)	Tax Fees(3)	All Other Fees(4)
2012	$1,519,600	$35,000	$112,600	NIL
2011	$634,077	$16,830	$88,052	NIL

Notes:

(1)	Audit fees were for professional services rendered by KPMG LLP for the audit of the Corporation's annual financial statements and reviews of the Corporation's quarterly financial statements, as well as services provided in connection with statutory and regulatory filings or engagements and additional fees incurred for audit services rendered in connection with the implementation of IFRS. In 2012, fees included additional expenses associated with the filing of securities and regulatory documents and associated French translations, as well as review of accounting policies, purchase price equation and prior year audit file associated with the Provident Acquisition. In 2011, fees included additional expense for the Corporation's prospectus supplement in connection with the offering of the Medium Term Notes, Series 1 and associated French translation.

(2)	Audit-related fees are for assurance and related services reasonably related to the performance of the audit or review of the Corporation's financial statements and not reported under "Audit Fees" above. 2012 and 2011 fees included audit fees for the pension plan audit.

(3)	Tax fees were for tax compliance, tax advice and tax planning. The fees were for services performed by the Corporation's auditors' tax division except those tax services related to the audit. 2012 and 2011 fees included general tax consultation and tax compliance fees incurred for preparing and filing the tax returns for the Corporation's subsidiaries.

(4)	All other fees are fees for products and services provided by the Corporation's auditors other than those described as "Audit Fees", "Audit-related Fees" and "Tax Fees".

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

To the knowledge of the directors and executive officers of the Corporation, none of the directors or executive officers of the Corporation, and no person or company that is the direct or indirect beneficial owner of, or who exercises control or direction over, more than 10 percent of the Common Shares, and no associate or affiliate of any of the foregoing, has had any material interest, direct or indirect, in any material transaction with Pembina since January 1, 2010 or in any proposed transaction that would materially affect Pembina.

MATERIAL CONTRACTS

Set out below are the contracts material to the Corporation and its subsidiaries that were entered into during 2012 or are currently in effect, other than contracts entered into in the ordinary course of business:

1.	the Provident Arrangement Agreement (see "Corporate Structure – Provident Acquisition").

Copies of the above contracts are filed on the Corporation's profile on the SEDAR website www.sedar.com.

LEGAL PROCEEDINGS

There are no outstanding legal proceedings material to the Corporation to which the Corporation or any of its direct or indirect subsidiaries is a party or in respect of which any of the properties of the Corporation or any of its direct or indirect subsidiaries are subject, nor are there any such proceedings known to be contemplated.

REGISTRAR AND TRANSFER AGENT

The registrar and transfer agent for the Common Shares, the Convertible Debentures and Medium Term Notes is Computershare Trust Company of Canada, at its principal offices in Calgary, Alberta, Canada and Toronto, Ontario, Canada. The co-transfer agent and registrar for the Common Shares in the U.S. is Computershare Investor Services U.S., at its principal offices in Golden, Colorado, U.S.

INTERESTS OF EXPERTS

The auditors of the Corporation are KPMG LLP, Chartered Accountants, of Calgary, Alberta, Canada. KPMG LLP has confirmed that they are independent with respect to the Corporation within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of Alberta and within the meaning of the U.S. Securities Act of 1933 and the applicable rules and regulations thereunder adopted by the SEC and the Public Company Accounting Oversight Board (United States).

Prior to the completion of the Provident Acquisition, the auditors of Provident were PricewaterhouseCoopers LLP, Chartered Accountants, of Calgary, Alberta, Canada. PricewaterhouseCoopers LLP has confirmed that they were independent with respect to Provident within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of Alberta.

ADDITIONAL INFORMATION

Additional information relating to the Corporation and legacy Provident filed with the Canadian securities commissions and the SEC can be found on the Corporation's company profile on the SEDAR website at www.sedar.com, the EDGAR website at www.sec.gov, and on Pembina's website at www.pembina.com. Additional information, including directors' and officers' remuneration and indebtedness, principal holders of the Corporation's securities and securities authorized for issuance under equity compensation plans, as applicable, is contained in the Corporation's information circular for its most recent annual meeting of securityholders that involved the election of directors. Furthermore, additional financial information relating to the Corporation is provided in the Corporation's audited consolidated financial statements and management's discussion and analysis for the year ended December 31, 2012, which have also been filed on SEDAR and EDGAR.

Any document referred to in this Annual Information Form and described as being filed on SEDAR at www.sedar.com and on EDGAR at www.sec.gov (including those documents referred to as being incorporated by reference in this Annual Information Form) may be obtained free of charge from us by contacting our Investor Relations Department by telephone (toll free 1-855-880-7404) or by email (investor-relations@pembina.com).

APPENDIX "A"

AUDIT COMMITTEE CHARTER

I.	ROLE AND OBJECTIVES

The Audit Committee is a committee of the Board of Directors (the "Board") of Pembina Pipeline Corporation (the "Corporation") to which the Board has delegated certain responsibilities relating to the integrity of financial reporting, oversight of the external auditors, oversight of Pembina's internal audit function and the performance of internal accounting procedures, for the Corporation and entities controlled by the Corporation (collectively, "Pembina"). The Audit Committee also prepares reports, if and when required, for inclusion in Pembina's disclosure documents.

The objectives of the Audit Committee are:

(a)	assist Board oversight of the integrity, preparation and disclosure of the financial statements and related matters;

(b)	to assist Board oversight of the external auditor's qualifications, independence and performance;

(c)	to assist Board oversight of Pembina's compliance with legal and regulatory requirements;

(d)	to assist Board oversight of Pembina's internal audit function;

(e)	to increase the transparency, credibility and objectivity of financial reporting;

(f)	to enhance communication between management, the external auditors, and the Board; and

(g)	to discuss policies with respect to risk assessment and management.

II.	MEMBERSHIP AND POLICIES

The Board, based on recommendation from the Governance Committee, will appoint members of the Audit Committee. Each member shall serve until his or her successor is appointed, unless he or she shall resign or be removed by the Board or he or she shall otherwise cease to be a director of the Corporation.

The Audit Committee must be composed of not less than three (3) members of the Board, each of whom must be independent and financially literate pursuant to the Corporation's Standards for Director Independence. In addition, at least one member must be an "audit committee financial expert" within the meaning of that term under the United States Securities Exchange Act of 1934, as amended, and the rules adopted by the United States Securities and Exchange Commission thereunder. The Board Chair, in consultation with the Governance Committee, will select the Chair of the Audit Committee from amongst its members.

The Audit Committee may at any time retain outside financial, legal or other advisors as it determines necessary to carry out its duties, at the expense of Pembina. Pembina shall provide for appropriate funding, as determined by the Audit Committee in its capacity as a committee of the Board, for payment of: (i) compensation to the external auditor for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for Pembina, (ii) compensation to any advisors employed by the Audit Committee, and (iii) ordinary administrative expenses of the Audit Committee that are necessary or appropriate in carrying out its duties.

In discharging its duties under this Charter, the Audit Committee may investigate any matter brought to its attention and will have access to all books, records, facilities and personnel, may conduct meetings or interview any officer or employee, the Corporation's legal counsel, external auditors and consultants, and may invite any such persons to attend any part of any meeting of the Audit Committee.

The Audit Committee has neither the duty nor the responsibility to conduct audit, accounting or legal reviews, or to ensure that the Corporation's financial statements are complete, accurate and in accordance with Canadian generally accepted accounting principles applicable to publicly accountable enterprises, which is within the framework of International Financial Reporting Standards as issued by the International Accounting Standards Board incorporated into the Canadian Institute of Chartered Accountants (CICA) Handbook - Part 1 (referred to as "GAAP"); rather, management is responsible for the financial reporting process, internal review process, and the preparation of the Corporation's financial statements in accordance with GAAP, and the Corporation's external auditors are responsible for auditing those financial statements.

III.	FUNCTIONS

A	External Auditor

The Audit Committee, in its capacity as a committee of the Board and subject to the rights of holders of the Corporation's shares ("Shareholders") and applicable law, is directly responsible for the overseeing the relationship of the external auditor firm with Pembina, including the appointment, termination, compensation, retention and oversight of the work of the external auditor engaged by the Corporation (including resolution of disagreements or disputes between management and the auditor regarding financial reporting) for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for Pembina. The Audit Committee's selection of the external auditor is subject to approval by the Shareholders.

The external auditor will report directly to the Audit Committee.

The Audit Committee must pre-approve, subject to any de minimis exemption available under applicable laws, the appointment of the external auditor to provide all audit services and permitted non-audit services to be provided by the external auditor, including the terms thereof and the fees related thereto. If desired, the Audit Committee may establish detailed policies and procedures for pre-approval of the provision of audit services and permitted non-audit services by the external auditor. The Audit Committee may delegate this ability to one or more members of the Audit Committee to the extent permitted by applicable law, provided that any pre-approvals granted pursuant to any such delegation must be detailed as to the particular service to be provided, may not delegate Audit Committee responsibilities to management of Pembina, and must be reported to the full Audit Committee at its next scheduled meeting.

The Audit Committee will consider whether the provision of any non-audit services is compatible with the auditor's independence.

The Audit Committee will obtain and review at least annually a written report by the external auditor setting out the auditor's internal quality-control procedures, any material issues raised by the most recent internal quality-control review, or peer review, of the firm, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the firm, and any steps taken to deal with any such issues.

The Audit Committee will review and discuss with the external auditor all relationships that the external auditor and its affiliates have with Pembina and its affiliates in order to determine the external auditor's independence, including, without limitation:

(a)	requesting, receiving and reviewing, on a periodic basis but at least annually, a formal written statement from the external auditor delineating all relationships that may reasonably be thought to bear on the independence of the external auditor with respect to Pembina;

(b)	discussing with the external auditor any disclosed relationships or services that the external auditor believes may affect the objectivity and independence of the external auditor; and

(c)	recommending that the Board take appropriate action in response to the external auditor's report to satisfy itself of the external auditor's independence.

In addition, in respect of the external auditor, the Audit Committee will:

(a)	consider whether the external auditor's quality controls are compatible with the auditor's independence;

(b)	evaluate, at least annually, the auditor's qualifications, performance and independence;

(c)	ensure the rotation of partners on the audit engagement team of the external auditor in accordance with applicable law;

(d)	review and evaluate the lead partner of the external auditor;

(e)	periodically consider whether, in order to assure continuing external auditor independence, it is appropriate to adopt a policy of rotating the external auditing firm on a regular basis; and

(f)	set clear hiring policies for Pembina regarding partners and employees and former partners and employees of the present and former external auditor of the Corporation (it being understood that partners and employees and former partners and employees of the present and former external auditor may not be hired by the Corporation without the prior approval of the Audit Committee); and

(g)	present its conclusions with respect to the external auditor to the Board on at least an annual basis.

B	Internal Auditor

The Audit Committee, in its capacity as a committee of the Board will carry out the following responsibilities with regard to the internal audit function:

(a)	review with management and the head of the internal audit the charter, activities, staffing, and organizational structure of internal audit;

(b)	have final authority to review and approve the annual audit plan and all major changes to the plan; and

(c)	ensure there are no unjustified restrictions or limitations, and review and concur in the appointment, replacement, or dismissal of the head of internal audit; and

(d)	on a regular basis, meet separately with the head of internal audit to discuss any matters that the Audit Committee or the head of internal audit believes should be discussed privately.

C	Oversight of Financial Statements and Internal Controls and Procedures

The Audit Committee will meet with management and the external auditor to review and discuss annual and quarterly financial statements and management's discussion and analyses and earnings press releases. The Audit Committee will review and discuss the financial information to be included in public disclosure documents and determine whether to recommend to the Board that the financial statements be presented to the Board and to the Shareholders and included in public disclosure documents. In connection with these procedures, the Audit Committee will, as applicable and without limitation:

(a)	review and discuss with management the type and presentation of information to be included in earnings press releases, paying particular attention to any use of "pro forma" or "adjusted" non-GAAP information, as well as financial information and earnings guidance provided by Pembina to analysts and rating agencies. Such discussion may be done generally (consisting of discussing the types of information to be disclosed and the types of presentations to be made);

(b)	review with management and the external auditor any material correspondence with regulators or government agencies and any employee complaints or published reports which raise issues regarding the Corporation's financial statements or accounting policies;

(c)	meet periodically with the appropriate legal advisors to review material legal issues, the Corporation's compliance policies and any material reports or inquiries received from regulators or governmental agencies;

(d)	will review major issues regarding accounting principles and financial statement presentations;

(e)	review analyses prepared by, and discuss with, management and the external auditor with respect to significant financial reporting issues and judgments made in connection with the preparation of Pembina's financial statements, including any significant changes in Pembina's selection or application of accounting principles, any major issues as to the adequacy of Pembina's internal controls and any special steps adopted in light of material control deficiencies;

(f)	review and discuss with management and the external auditor the effect of regulatory and accounting initiatives, as well as off-balance sheet structures, on Pembina's financial statements;

(g)	review with the Chief Financial Officer (the "CFO") and the external auditor any changes in accounting policies as well as any other significant financial reporting issues; and

(h)	review Pembina's financial reporting procedures and policies to ensure compliance with all legal and regulatory requirements and to investigate any non-adherence to those procedures and policies.

In addition, the Audit Committee will review and discuss a report from the external auditor at least quarterly regarding:

(a)	all critical accounting policies and practices to be used;

(b)	all alternative treatments of financial information within GAAP that have been discussed with management, including the ramifications of the use of such alternative disclosures and treatments, and the treatment preferred by the external auditor; and

(c)	other material written communications between the external auditor and management, such as any management letter or schedule of unadjusted differences.

In connection with its review of the annual audited financial statements and quarterly financial statements, the Audit Committee will also review the process for the CEO and CFO certifications with respect to the financial statements and Pembina's disclosure controls and internal controls, including any material deficiencies or changes in those controls. The Audit Committee will review the disclosures made to the Audit Committee by the Corporation's CEO and CFO during their certification process. In particular, the Audit Committee will review with the CEO, CFO, internal auditor and external auditor: (i) all significant deficiencies and material weaknesses in the design or operation of Pembina's internal control over financial reporting that could adversely affect Pembina's ability to record, process, summarize and report financial information required to be disclosed by the Corporation in the reports that it files or submits under applicable securities laws, within the required time periods, and (ii) any fraud, whether or not material, that involves management of Pembina or other employees who have a significant role in Pembina's internal control over financial reporting. In addition, the Audit Committee will review with the CEO, CFO and the internal auditor Pembina's disclosure controls and procedures and at least annually will review management's conclusions about the efficacy of disclosure controls and procedures, including any significant deficiencies or material non-compliance with disclosure controls and procedures.

The Audit Committee will also annually discuss with the external auditor whether they have become aware of any illegal acts in the course of the audit of Pembina's financial statements.

In connection with the annual audit of Pembina's financial statements, the Audit Committee will review with the external auditor:

(a)	prior to commencement of the audit, plans, staffing and scope for each annual audit;

(b)	the results of the annual audit and resulting opinion including major issues regarding accounting and auditing principles and practices;

(c)	the adequacy of internal controls;

(d)	any audit problems or difficulties, including any restrictions on the scope of the external auditor's activities or on access to requested information, any significant disagreements with management, and management's response (such review should also include discussion of the responsibilities, budget and staffing of Pembina's internal audit function).

The Audit Committee will also establish a Whistleblower Policy, including procedures for:

(a)	the receipt, retention and treatment of complaints received regarding accounting, internal accounting controls or auditing matters; and

(b)	the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters.

D	Risk Management

The Audit Committee will review, discuss and monitor Pembina's major financial risk exposures, including commodity and hedging risk, and risk management and assessment policies, and the steps taken by management to monitor and control those exposures. In respect of these responsibilities, the Audit Committee must discuss guidelines and policies to govern the process by which risk assessment and management is undertaken and may develop such guidelines or policies that it deems necessary or desirable, or direct that any such guidelines or policies be developed under its supervision.

E	Additional Duties and Responsibilities

The Audit Committee will also:

(a)	review the appointment of the CFO and any other key financial executives who are involved in the financial reporting process;

(b)	review and reassess the adequacy of this Charter annually and submit any proposed changes to the Governance Committee for approval;

(c)	review Pembina's asset retirement obligations and receive reports related to future abandonment and decommissioning costs;

(d)	facilitate information sharing with other committees as required to address matters of mutual interest or concern in respect of the Corporation's financial reporting;

(e)	report regularly to the Board on its activities, including the results of meetings and reviews undertaken, any issues that arise with respect to quality or integrity of the Corporation's financial statements, Pembina's compliance with legal or regulatory requirements, the performance and independence of the external audit, or the internal audit function and any associated recommendations;

(f)	receive and review reports from the Corporate Pension Committee at Pembina and to recommend or approve changes as appropriate with respect to risk management of pension assets and liabilities, actuarial valuation as required by statute, the Statement of Investment Policies and Procedures, funding policy and corporate performance for the pension plans;

(g)	jointly with the Human Resources and Compensation Committee, report on the status of the pension plans to the Board at least annually;

(h)	the Audit Committee shall meet separately with the internal auditor, periodically as the Audit Committee may deem appropriate, to consider any matter that the Audit Committee or internal auditor believes should be brought to the attention of the Board, the Audit Committee or the Shareholders;

(i)	the Audit Committee shall meet separately with the external auditor, periodically as the Audit Committee may deem appropriate, to consider any matter that the Audit Committee or external auditor believes should be brought to the attention of the Board, the Audit Committee or the Shareholders; and

(j)	the Audit Committee shall meet separately with the Corporation's management, periodically as the Audit Committee may deem appropriate, to consider any matter that the Audit Committee or management believes should be brought to the attention of the Board, the Audit Committee or the Shareholders.

In addition, The Audit Committee will perform such other functions as are assigned by law and the Corporation's by-laws, and on the instructions of the Board.

IV.	MEETINGS

The Audit Committee will meet quarterly, or more frequently at the discretion of the members of the Audit Committee, as circumstances require.

Notice of each meeting of the Audit Committee will be given to each member and to the internal and external auditors, who are entitled to attend each meeting of the Audit Committee. The notice will:

(a)	be in writing (which may be communicated by fax or email);

(b)	be accompanied by an agenda that states the nature of the business to be transacted at the meeting in reasonable detail;

(c)	to the extent practicable, be accompanied by copies of documentation to be considered at the meeting; and

(d)	be given at least 48 hours preceding the time stipulated for the meeting, unless notice is waived by the committee members.

A quorum for a meeting of the Audit Committee is a majority of the members present in person or by telephone.

If the Chair is not present at a meeting of the Audit Committee, a Chair will be selected from among the members present. The Chair will not have a second or deciding vote in the event of an equality of votes.

At each meeting, the Audit Committee will meet in-camera, without management or internal or external auditors present, and will meet in separate sessions with each of the head of internal audit and the lead partner of the external auditor at least annually.

The Audit Committee may invite others to attend any part of any meeting of the Audit Committee as it deems appropriate. This includes other directors, members of management, any employee, the Corporation's legal counsel, external auditors and consultants.

Minutes will be kept of all meetings of the Audit Committee. The minutes will include copies of all resolutions passed at each meeting, will be maintained with the Corporation's records, and will be available for review by members of the Audit Committee, the Board, and the external auditor.

V.	OTHER MATTERS

A	Review of Charter

The Audit Committee shall review and reassess the adequacy of this Charter at least annually or otherwise, as it deems appropriate, and propose recommended changes to the Governance Committee.

B	Reporting

The Audit Committee shall report regularly to the Board about any issues that arise with respect to the quality or integrity of the Corporation's financial statements, Pembina's compliance with legal or regulatory requirements, the performance and independence of the external auditor, or the internal audit function.

C	Evaluation

The Audit Committee's performance shall be evaluated annually by the Governance Committee and the Board as part of the Board assessment process established by the Governance Committee and the Board.

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